UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	File No. _________

Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐
and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	File No. 811-02716

Amendment No. ---	☑
(Check appropriate box or boxes.)

NATIONWIDE VARIABLE ACCOUNT
(Exact Name of Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Name of Depositor)

One Nationwide Plaza, Columbus, Ohio 43215
(Address of Depositor's Principal Executive Offices)                                                                                     (Zip Code)

Depositor's Telephone Number, including Area Code	(614) 249-7111

Robert W. Horner, III, Vice President and Secretary, One Nationwide Plaza, Columbus, Ohio 43215
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering	As soon as possible after effective date.

Title of Securities Being Registered	Individual Flexible Premium Deferred Variable Annuity Contract

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Nationwide Destination Income Annuity
Nationwide Life Insurance Company
Individual Flexible Premium Deferred Variable Annuity Contracts
Issued by Nationwide Life Insurance Company through its Nationwide Variable Account
The date of this prospectus is _____________, 2011.

This prospectus contains basic information you should understand about the contracts before investing.  Please read this prospectus carefully and keep it for future reference. The contract described in this prospectus is only available for purchase through Nationwide's Customer Solutions Center.  A contract is available for purchase when a prospective purchaser has separated from service from his or her employer and has assets in certain 401(k) accounts that he or she wishes to transfer to the contract.

Variable annuities are complex investment products with unique benefits and advantages that may be particularly useful in meeting long-term savings and retirement needs.  There are costs and charges associated with these benefits and advantages - costs and charges that are different, or do not exist at all, within other investment products.  Investors are encouraged to compare and contrast the costs and benefits of the variable annuity described in this prospectus against those of other investment products.  Nationwide offers a wide array of such products, many with different charges, benefit features and underlying investment options.  This process of comparison and analysis should aid in determining whether the purchase of the contract described in this prospectus is consistent with your investment objectives, risk tolerance, investment time horizon, marital status, tax situation and other personal characteristics and needs.

The Statement of Additional Information (dated ___________, 2011), which contains additional information about the contracts and the Variable Account, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference.  The table of contents for the Statement of Additional Information is on page 28.  To obtain free copies of the Statement of Additional Information and other information about the Variable Account that has been filed with the SEC, call Nationwide's service center at 1-877-877-2716 (TDD 1-800-238-3035); go on-line to: www.nationwide.com; or write:

Nationwide Life Insurance Company
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017-1522

Information about Nationwide and the variable annuity contract described in this prospectus (including the Statement of Additional Information) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549-0102.  Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.  The SEC also maintains a web site (www.sec.gov) that contains the prospectus, the Statement of Additional Information, material incorporated by reference, and other information.

These securities have not been approved or disapproved by the SEC, nor has the SEC passed upon the accuracy or adequacy of the prospectus.  Any representation to the contrary is a criminal offense.

The Sub-Accounts available under this contract invest in the underlying mutual funds listed below.

Nationwide Variable Insurance Trust ("NVIT")
•	NVIT CardinalSM Moderately Conservative Fund:
Class II
•	NVIT CardinalSM Balanced Fund: Class II
•	NVIT CardinalSM Conservative Fund:
Class II
•	NVIT Investor Destinations Funds:
•	NVIT Investor Destinations Moderately Conservative Fund: Class II
•	NVIT Investor Destinations Balanced Fund:
Class II
•	NVIT Investor Destinations Conservative Fund:
Class II
•	NVIT Money Market Fund: Class I1

For more information on the underlying mutual funds, please refer to "Appendix A: Underlying Mutual Funds" and the prospectus for the mutual fund.

1 NVIT Money Market Fund: Class I is not available for election as an investment option.  It is included under this contract solely as a default investment option in certain circumstances (see "Right to Examine and Cancel" and "Death Benefits").

Glossary of Special Terms

Accumulation Contract- A contract where the Contract Owner had not begun taking guaranteed income payments before separating from the Previous Plan.

Accumulation Unit- An accounting unit of measure used to calculate the Contract Value allocated to the Variable Account before the Annuitization Date.

Annuitant- The person(s) whose length of life determines how long annuity payments are paid.  The Annuitant and Contract Owner must be the same person for contracts described in this prospectus.

Annuitization Date- The date the contract annuitizes and annuity payments begin.

Annuity Commencement Date- The date that annuity payments are scheduled to begin.

Annuity Unit- An accounting unit of measure used to calculate the value of variable annuity payments.

Contingent Annuitant- The individual who becomes the Annuitant if the Annuitant dies before the Annuitization Date.

Contract Anniversary- Each recurring 1-year anniversary of the date the contract was issued.

Contract Owner- The person who owns all rights under the contract.  All references in this prospectus to "you" shall also mean the Contract Owner.  The Contract Owner and the Annuitant must be the same person for contracts described in this prospectus.

Contract Value- The sum of the value of all the variable Sub-Account Accumulation Units attributable to a contract.

Contract Year- Each year the contract is in force beginning with the date the contract is issued.

Current Guaranteed Lifetime Withdrawal Base- For purposes of Guaranteed Lifetime Withdrawals, the amount that is multiplied by the Lifetime Withdrawal Percentage to arrive at the Guaranteed Lifetime Withdrawal Amount for any given year.

Daily Net Assets- A figure that is calculated at the end of each Valuation Date and represents the sum of all the Contract Owners' interests in the variable Sub-Accounts after the deduction of contract and underlying mutual fund expenses.

Guaranteed Lifetime Withdrawal Amount- The guaranteed amount you can withdraw from the contract before the next Contract Anniversary without reducing the Current Guaranteed Lifetime Withdrawal Base.  This amount is non-cumulative, meaning that it cannot be carried over from one year to the next.

Income Contract- A contract where the Contract Owner began taking guaranteed income payments before separating from the Previous Plan.

Individual Retirement Annuity or IRA- An annuity contract that qualifies for favorable tax treatment under Section 408(b) of the Internal Revenue Code, but does not include Roth IRAs.

Nationwide- Nationwide Life Insurance Company.  All references in this prospectus to "we" or "us" shall also mean Nationwide.

Net Asset Value- The value of one share of an underlying mutual fund at the close of the New York Stock Exchange.

Original Guaranteed Lifetime Withdrawal Base- The Contract Owner's benefit base under the Previous Plan which is used to determine Guaranteed Lifetime Withdrawals under the contract..

Previous Plan- A retirement plan in which the Contract Owner was invested before separating from service, and which provides a right of conversion that preserves the plan's benefit.

Roth IRA- An annuity contract which qualifies for favorable tax treatment under Section 408A of the Internal Revenue Code.

SEC- Securities and Exchange Commission.

Sub-Accounts- Divisions of the Variable Account, each of which invests in a single underlying mutual fund.

Valuation Date- Each day the New York Stock Exchange is open for business, or any other day during which there is a sufficient degree of trading of underlying mutual fund shares such that the current Net Asset Value of Accumulation Units or Annuity Units might be materially affected.  Values of the Variable Account are determined as of the close of the New York Stock Exchange which generally closes at 4:00 p.m. EST, but may close earlier on certain days and as conditions warrant.

Valuation Period- The period of time commencing at the close of a Valuation Date and ending at the close of the New York Stock Exchange for the next succeeding Valuation Date.

Variable Account- Nationwide Variable Account, a separate account of Nationwide that contains Variable Account allocations.  The Variable Account is divided into Sub-Accounts, each of which invests in shares of a separate underlying mutual fund.

Table of Contents	Page
Glossary of Special Terms	2
Contract Expenses	5
Underlying Mutual Fund Annual Expenses	6
Example	6
Synopsis of the Contracts	6
Death Benefit Minimum Initial and Subsequent Purchase Payments
Dollar Limit Restrictions
Fees and Expenses
Annuity Payments
Taxation
Right to Examine and Cancel
Condensed Financial Information	8
Financial Statements	8
Nationwide Life Insurance Company	8
Distribution of the Contracts	8
Investing in the Contract	8
The Variable Account and Underlying Mutual Funds
The Contract in General	9
Distribution, Promotional and Sales Expenses
Underlying Mutual Fund Payments
Profitability
Contract Modification
Fees and Deductions	11
Sales Fees Premium Taxes Contract Maintenance Fee
Mortality and Expense Risk Fee
Administrative Fee
Guaranteed Lifetime Withdrawal Fee
Guaranteed Lifetime Withdrawals and Spousal Continuation Option	11
Guaranteed Lifetime Withdrawals
Spousal Continuation Option
Ownership and Interests in the Contract	16
Contract Owner/Annuitant
Contingent Annuitant
Beneficiary and Contingent Beneficiary
Changes to the Parties to the Contract
Operation of the Contract	17
Pricing
Application and Allocation of Purchase Payments
Determining the Contract Value
Transfer Requests
Transfer Restrictions
Transfers Prior to Annuitization
Transfers After Annuitization
Right to Examine and Cancel	20
Withdrawal (Redemption) Prior to Annuitization	20
Partial Withdrawals (Partial Redemptions)
Full Withdrawals (Full Redemptions)
Withdrawal (Redemption) After Annuitization	21
Assignment	21
Contract Owner Services	21
Systematic Withdrawals
Death Benefits	21
Death of Contract Owner/Annuitant
Death Benefit Payment
Death Benefit Calculation

Annuity Commencement Date	21
Annuitizing the Contract	22
Annuitization Date
Annuitization
Fixed Annuity Payments
Variable Annuity Payments
Frequency and Amount of Annuity Payments
Annuity Payment Options	23
Annuity Payment Options for Contracts with Total Purchase Payments Less Than or Equal to $2,000,000
Annuity Payment Options for Contracts with Total Purchase Payments Greater Than $2,000,000
Annuitization of Amounts Greater than $5,000,000
Statements and Reports	23
Legal Proceedings	24
Table of Contents of the Statement of Additional Information	28
Appendix A: Underlying Mutual Funds	29
Appendix B: Condensed Financial Information	30
Appendix C: Contract Types and Tax Information	31
Appendix D: Spousal Continuation Option Calculation	36

Contract Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, or withdrawing Contract Value from the contract.

The first table describes the fees and expenses you will pay at the time the contract is purchased, when Contact Value is withdrawn from the contract, or when cash value is transferred between investment options.

Contract Owner Transaction Expenses
Maximum Premium Tax Fee (as a percentage of purchase payments) 5%1

The next table describes the fees and expenses that a Contract Owner will pay periodically during the life of the contract (not including underlying mutual fund fees and expenses).

Recurring Contract Expenses
Maximum Annual Contract Maintenance Fee	$302
Variable Account Annual Expenses (assessed as an annualized percentage of Daily Net Assets):
Mortality and Expense Risk Fee	0.50%
Administrative Fee	0.20%
Variable Account Annual Expenses (assessed annually as a percentage of the Current Guaranteed Lifetime Withdrawal Base)3:
Maximum Guaranteed Lifetime Withdrawal Fee	1.20%4

The next table shows the fees and expenses that a Contract Owner would pay if he/she elected all of the optional benefits under the contract (and the most expensive of mutually exclusive optional benefits).

1 Nationwide will charge between 0% and 5% of purchase payments for premium taxes levied by state or government entities.  The amount assessed to the contract will equal the amount assessed by the state or government entity.

2 On each contract's Contract Anniversary, Nationwide deducts the Contract Maintenance Fee if the Contract Value is less than $50,000 on such Contract Anniversary.  This charge is permanently waived for any contracts valued at $50,000 or more on any Contract Anniversary.

3For information about how the Current Guaranteed Lifetime Withdrawal Base is calculated, please see the "Guaranteed Lifetime Withdrawals and Spousal Continuation Option" section later in this prospectus.

4 Currently, the charge associated with the Guaranteed Lifetime Withdrawal Fee is equal to 1.00% of the Current Guaranteed Lifetime Withdrawal Base.

Underlying Mutual Fund Annual Expenses

The next table provides the minimum and maximum total operating expenses, as of December 31, 2010, charged by the underlying mutual funds that you may pay periodically during the life of the contract.  More detail concerning each underlying mutual fund's fees and expenses is contained in the prospectus for each underlying mutual fund.

Total Annual Underlying Mutual Fund Operating Expenses	Minimum	Maximum

(expenses that are deducted from underlying mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses, as a percentage of the underlying mutual fund's average net assets)	0.59%	1.18%

The minimum and maximum underlying mutual fund operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some underlying mutual funds.  Therefore, actual expenses could be lower.

Example

The example is intended to help Contract Owners compare the cost of investing in the contract with the cost of investing in other variable annuity contracts.  These costs include Contract Owner transaction expenses, contract fees, Variable Account annual expenses, and underlying mutual fund fees and expenses.  The Example does not reflect premium taxes, which, if reflected, would result in higher expenses.

The Example assumes:
•	a $10,000 investment in the contract for the time periods indicated;
•	a 5% return each year;
•	the maximum and the minimum fees and expenses of any of the underlying mutual funds;
•	the total Variable Account fees associated with the contract (1.90%);1 and
•	the Current Guaranteed Lifetime Withdrawal Base equals $10,000.

For those contracts that do not elect the Spousal Continuation Option, the expenses would be lower.

	If you surrender your contract at the end of the applicable time period				If you annuitize your contract at the end of the applicable time period				If you do not surrender your contract
	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.
Maximum Total Underlying Mutual Fund Operating Expenses (1.18%)	**	**	**	**	*	**	**	**	**	**	**	**
Minimum Total Underlying Mutual Fund Operating Expenses (0.59%)	**	**	**	**	*	**	**	**	**	**	**	**
*Contracts sold under this prospectus do not permit annuitization during the first 2 Contract Years.
**To be filed by subsequent Pre-Effective Amendment.

1 For purposes of these tables, Nationwide assumes the Current Guaranteed Lifetime Withdrawal Base is equal to the Daily Net Assets.

Synopsis of the Contracts

The annuity described in this prospectus is intended to provide benefits to a single owner and his/her beneficiaries.  The contracts described in this prospectus are individual flexible purchase payment contracts.

The contracts can be categorized as:
•	Individual Retirement Annuities; and
•	Roth IRAs.

For more detailed information with regard to the differences in contract types, please see "Appendix C: Contract Types and Tax Information" later in this prospectus.  Prospective purchasers may apply to purchase a contract through Nationwide's Customer Solutions Center.  A contract is available for purchase when a prospective purchaser separates from service from a Previous Plan and has Previous Plan assets and/or benefits that he or she wishes to transfer to the contract.

Death Benefit

This contract includes a death benefit at no additional charge (see "Death Benefits").

Minimum Initial and Subsequent Purchase Payments

There is no minimum initial purchase payment.  However, a minimum Original Guaranteed Lifetime Withdrawal Base of $5,000 is required to purchase a contract.

The minimum subsequent purchase payment is $500.  However, for subsequent purchase payments sent via electronic deposit, the minimum subsequent purchase payment is $50.  Some states have different minimum initial and subsequent purchase payment amounts, and subsequent purchase payments may not be permitted in all states.

Subsequent purchase payments will not be accepted after the Withdrawal Start Date (see "Guaranteed Lifetime Withdrawals and Spousal Continuation Option").

Nationwide reserves the right to refuse any purchase payment that would result in the cumulative total for all contracts issued by Nationwide on the life of any one Annuitant to exceed $1,000,000. Its decision as to whether or not to accept a purchase payment in excess of that amount will be based on one or more factors, including, but not limited to: age, spouse age (if applicable), Annuitant age, state of issue, total purchase payments, current market conditions, and current hedging costs.  All such decisions will be based on internally established actuarial guidelines and will be applied in a non-discriminatory manner.  In the event that we do not accept a purchase payment under these guidelines, we will immediately return the purchase payment in its entirety in the same manner as it was received.  If we accept the purchase payment, it will be applied to the contract immediately and will receive the next calculated Accumulation Unit value.  Any references in this prospectus to purchase payment amounts in excess of $1,000,000 are assumed to have been approved by Nationwide.

Dollar Limit Restrictions

In addition to the potential purchase payment restriction listed above, certain features of the contract have additional purchase payment and/or Contract Value limitations associated with them:

Annuitization.  Annuity payment options will be limited if the Contract Owner submits total purchase payments in excess of $2,000,000.  Furthermore, if the amount to be annuitized is greater than $5,000,000, we may limit both the amount that can be annuitized on a single life and the annuity payment options.

Subsequent Purchase Payments.  There may be instances where a subsequent purchase payment creates a financial risk that Nationwide is unwilling to bear.  If this occurs, Nationwide may exercise its right to refuse subsequent purchase payments which total in aggregate $50,000 or more in any calendar year.

Fees and Expenses

Contract Maintenance Fee

A $30 Contract Maintenance Fee is assessed on each Contract Anniversary and upon full surrender of the contract.  If, on any Contract Anniversary (or on the date of a full surrender), the Contract Value is $50,000 or more, Nationwide will waive the Contract Maintenance Fee from that point forward.

Mortality and Expense Risk Fee

Nationwide deducts a Mortality and Expense Risk Fee equal to an annualized rate of 0.50% of the Daily Net Assets of the Variable Account.

The Mortality and Expense Risk Fee compensates Nationwide for providing the insurance benefits under the contract.  It also compensates Nationwide for assuming the risk that Annuitants will live longer than assumed.  Finally, the Mortality and Expense Risk Fee compensates Nationwide for guaranteeing that fees will not increase regardless of actual expenses.  Nationwide may realize a profit from this fee, which Nationwide may use to finance the distribution of the contracts.

Administrative Fee

Nationwide deducts an Administrative Fee equal to an annualized rate of 0.20% of the Daily Net Assets of the Variable Account.

The Administrative Fee reimburses Nationwide for administrative costs it incurs resulting from providing contract benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses.  Nationwide may realize a profit from this fee, which Nationwide may use to finance the distribution of the contracts.

Guaranteed Lifetime Withdrawal Fee

Nationwide deducts an annual Guaranteed Lifetime Withdrawal Fee which will not exceed 1.20% of the Current Guaranteed Lifetime Withdrawal Base.  The current Guaranteed Lifetime Withdrawal Fee is 1.00% of the Current Guaranteed Lifetime Withdrawal Base.  The fee is deducted on each Contract Anniversary and is taken from the Sub-Accounts proportionally based on allocations at the time the fee is deducted by redeeming Accumulation Units.  If you surrender your entire contract, a prorated fee will be deducted.

The Guaranteed Lifetime Withdrawal Fee compensates Nationwide for investment and longevity risk associated with paying for Guaranteed Lifetime Withdrawals over the life of the Contract Owner regardless of Contract Value.  Nationwide may realize a profit from this fee.  The Guaranteed Lifetime Withdrawal Fee will only be assessed prior to annuitization.

Underlying Mutual Fund Annual Expenses

The underlying mutual funds charge fees and expenses that are deducted from underlying mutual fund assets.  These fees and expenses are in addition to the fees and expenses assessed by the contract.  The prospectus for each underlying mutual fund provides information regarding the fees and expenses applicable to the fund.

Annuity Payments

Annuity payments begin on the Annuitization Date and will be based on the annuity payment option chosen prior to annuitization.  Nationwide will send annuity payments no later than 7 days after each annuity payment date.

Taxation

How a contract is taxed depends on the type of contract issued and the purpose for which the contract is purchased. Nationwide will charge against the contract any premium taxes levied by any governmental authority.  Premium tax rates currently range from 0% to 5% (see "Federal Tax Considerations" in "Appendix C: Contract Types and Tax Information" and "Premium Taxes").

Right to Examine and Cancel

Under state insurance laws, Contract Owners have the right, during a limited period of time, to examine their contract and decide if they want to keep it or cancel it.  This right is referred to as a "free look" right.  The length of this time period depends on state law and may vary depending on whether your purchase is replacing another annuity contract you own.

If the Contract Owner elects to cancel the contract pursuant to the free look provision, where required by law, Nationwide will return the greater of the Contract Value or the amount of purchase payment(s) applied during the free look period, less any withdrawals from the contract and any applicable federal and state income tax withholding.  Otherwise, Nationwide will return the Contract Value, less any withdrawals from the contract and any applicable federal and state income tax withholding (see "Right to Examine and Cancel").

Condensed Financial Information

The value of an Accumulation Unit is determined on the basis of changes in the per share value of the underlying mutual funds and the assessment of Variable Account fees (see "Determining Variable Account Value – Valuing an Accumulation Unit").  Since this annuity contract was not available as of December 31, 2010, there are no Accumulation Unit values available.

Financial Statements

Financial statements for the Variable Account and the consolidated financial statements for Nationwide Life Insurance Company and subsidiaries are located in the Statement of Additional Information.  A current Statement of Additional Information may be obtained, without charge, by contacting Nationwide's home office at the telephone number listed on page 1 of this prospectus.

Nationwide Life Insurance Company

Nationwide, the depositor, is a stock life insurance company organized under Ohio law in March 1929, with its home office at One Nationwide Plaza, Columbus, Ohio 43215.  Nationwide is a provider of life insurance, annuities and retirement products.  It is admitted to do business in all states, the District of Columbia and Puerto Rico.

Nationwide is a member of the Nationwide group of companies.  Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company (the "Companies") are the ultimate controlling persons of the Nationwide group of companies.  The Companies were organized under Ohio law in December 1925 and 1933 respectively.  The Companies engage in a general insurance and reinsurance business, except life insurance.

Distribution of the Contracts

The contracts are distributed by the general distributor, Nationwide Investment Services Corporation ("NISC"), One Nationwide Plaza, Columbus, Ohio 43215.  NISC is a wholly owned subsidiary of Nationwide.

The contracts are sold through Nationwide's Customer Solutions Center.  A contract is available for purchase when a prospective purchaser separates from service from a Previous Plan and has Previous Plan assets and/or benefits that he or she wishes to transfer to the contract.

Nationwide will use a portion of the Mortality and Expense Risk Fee and the Administrative Fee to compensate the Customer Solutions Center for administrative expenses that the Customer Solutions Center incurs in administering the contracts.

Investing in the Contract

The Variable Account and Underlying Mutual Funds

Nationwide Variable Account is a Variable Account that invests in the underlying mutual funds listed in "Appendix A: Underlying Mutual Funds."  Nationwide established the Variable Account on March 3, 1976, pursuant to Ohio law.  Although the Variable Account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of Nationwide or the Variable Account.

Income, gains, and losses credited to, or charged against, the Variable Account reflect the Variable Account's own investment experience and not the investment experience of Nationwide's other assets.  The Variable Account's assets are held separately from Nationwide's assets and are not chargeable with liabilities incurred in any other business of Nationwide.  Nationwide is obligated to pay all amounts promised to Contract Owners under the contracts.

The Variable Account is divided into Sub-Accounts, each corresponding to a single underlying mutual fund.  Nationwide uses the assets of each Sub-Account to buy shares of the underlying mutual funds based on Contract Owner instructions.

Each underlying mutual fund's prospectus contains more detailed information about that fund.  Prospectuses for the underlying mutual funds should be read in conjunction with this prospectus.

Contract Owners receive underlying mutual fund prospectuses when they make their initial Sub-Account allocations and any time they change those allocations.  You can obtain prospectuses for underlying mutual funds at any other time by contacting our home office at the telephone number listed on page 1 of this prospectus.  Contract Owners should read these prospectuses carefully before investing.

Underlying mutual funds in the Variable Account are NOT publicly traded mutual funds.  They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

The investment advisors of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives.  However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund.  Contract Owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the Variable Account.  The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

The particular underlying mutual funds available under the contract may change from time to time.  Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment.  New underlying mutual funds or new share classes of currently available underlying mutual funds may be added.  Contract Owners will receive notice of any such changes that affect their contract.

Voting Rights

Contract Owners who have allocated assets to the underlying mutual funds are entitled to certain voting rights.  Nationwide will vote Contract Owner shares at special shareholder meetings based on Contract Owner instructions.  However, if the law changes and Nationwide is allowed to vote in its own right, it may elect to do so.

Contract Owners with voting interests in an underlying mutual fund will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting.  Notification will contain proxy materials and a form with which to give Nationwide voting instructions.  Nationwide will vote shares for which no instructions are received in the same proportion as those that are received.  What this means is that when only a small number of Contract Owners vote, each vote has a greater impact and may control the outcome.

The number of shares which a Contract Owner may vote is determined by dividing the cash value of the amount they have allocated to an underlying mutual fund by the Net Asset Value of that underlying mutual fund.  Nationwide will designate a date for this determination not more than 90 days before the shareholder meeting.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Nationwide.  Nationwide does not anticipate any disadvantages to this.  However, it is possible that a conflict may arise between the interests of the Variable Account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the Contract Owners and those of other companies.  If a material conflict occurs, Nationwide will take whatever steps are necessary to protect Contract Owners and variable annuity payees, including withdrawal of the Variable Account from participation in the underlying mutual fund(s) involved in the conflict.

Substitution of Securities

Nationwide may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

(1)	shares of a current underlying mutual fund are no longer available for investment; or

(2)	further investment in an underlying mutual fund is inappropriate.

No substitution of shares may take place without the prior approval of the SEC.  All affected Contract Owners will be notified in the event there is a substitution, elimination or combination of shares.

Deregistration of the Variable Account

Nationwide may deregister the Variable Account under the 1940 Act in the event the Variable Account meets an exemption from registration under the 1940 Act, if there are no shareholders in the separate account, or for any other purpose approved by the SEC.

No deregistration may take place without the prior approval of the SEC.  All affected Contract Owners will be notified in the event Nationwide deregisters the Variable Account.

The Contract in General

Not all benefits, programs, features and investment options described in this prospectus are available or approved for use in every state.

In order to comply with the USA Patriot Act and rules promulgated thereunder, Nationwide has implemented procedures designed to prevent contracts described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

In general, deferred variable annuities are long-term investments; they are not intended as short-term investments.  Accordingly, Nationwide has designed the contract to offer features, pricing, and investment options that encourage long-term ownership.  It is very important that Contract Owners and prospective Contract Owners understand all the costs associated with owning a contract, and if and how those costs change during the lifetime of the contract.  The contract fees may not be the same in later Contract Years as they are in early Contract Years.  The various contract fees are assessed in order to compensate Nationwide for administrative services, distribution and operational expenses, and assumed actuarial risks associated with the contract.

Following is a discussion of some relevant factors that may be of particular interest to prospective investors.

Distribution, Promotional and Sales Expenses

No commissions are payable on the sale of a contract described in this prospectus.

Underlying Mutual Fund Payments

Nationwide's Relationship with the Underlying Mutual Funds

The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares.  The Variable Account aggregates Contract Owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption requests to each underlying mutual fund daily.   The Variable Account (not the Contract Owners) is the underlying mutual fund shareholder.  When the Variable Account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public.  Nationwide incurs these expenses instead.

Nationwide also incurs the distribution costs of selling the contract (as discussed above), which benefit the underlying mutual funds by providing Contract Owners with Sub-Account options that correspond to the underlying mutual funds.

Types of Payments Nationwide Receives

The underlying mutual funds and their affiliates make certain payments to Nationwide or its affiliates (the "payments").  The amount of these payments is typically based on a percentage of assets invested in the underlying mutual funds attributable to the contracts and other variable contracts Nationwide and its affiliates issue, but in some cases may involve a flat fee.  These payments may be used by Nationwide for any corporate purpose, which include reducing the prices of the contracts, paying expenses that Nationwide or its affiliates incur in promoting, marketing, and administering the contracts and the underlying mutual funds, and achieving a profit.

Nationwide or its affiliates receive the following types of payments:

•	Underlying mutual fund 12b-1 fees, which are deducted from underlying mutual fund assets;

•	Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the underlying mutual fund, which may be deducted from underlying mutual fund assets; and

•
Payments by an underlying mutual fund's advisor or sub-advisor (or its affiliates).  Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from underlying mutual fund assets and is reflected in mutual fund fees.

Furthermore, Nationwide benefits from assets invested in Nationwide's affiliated underlying mutual funds (i.e., Nationwide Variable Insurance Trust) because its affiliates also receive compensation from the underlying mutual funds for investment advisory, administrative, transfer agency, distribution, and/or other services.  Thus, Nationwide may receive more revenue with respect to affiliated underlying mutual funds than unaffiliated underlying mutual funds.

Nationwide took into consideration the anticipated payments from the underlying mutual funds when it determined the fees imposed under the contracts (apart from fees and expenses imposed by the underlying mutual funds).  Without these payments, Nationwide would have imposed higher fees under the contract.

Amount of Payments Nationwide Receives

Most underlying mutual funds or their affiliates have agreed to make payments to Nationwide or its affiliates, although the applicable percentages may vary from underlying mutual fund to underlying mutual fund and some may not make any payments at all.  Because the amount of the actual payments Nationwide and its affiliates receive depends on the assets of the underlying mutual funds attributable to the contract, Nationwide and its affiliates may receive higher payments from underlying mutual funds with lower percentages (but greater assets) than from underlying mutual funds that have higher percentages (but fewer assets).

For additional information related to amount of payments Nationwide receives, go to www.nationwide.com.

Identification of Underlying Mutual Funds

Nationwide may consider several criteria when identifying the underlying mutual funds, including some or all of the following:  investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, and fund expenses.  Another factor Nationwide considers during the identification process is whether the underlying mutual fund's advisor or sub-advisor is one of Nationwide's affiliates or whether the underlying mutual fund, its advisor, its sub-advisor(s), or an affiliate will make payments to Nationwide or its affiliates.

There may be underlying mutual funds with lower fees, as well as other variable contracts that offer underlying mutual funds with lower fees.  A potential purchaser should consider all of the fees of the contract in relation to its features and benefits when making the decision to invest.  Please note that higher contract and underlying mutual fund fees have a direct effect on and will lower your investment performance.

Profitability

Nationwide does consider profitability when determining the fees in the contract.  In early Contract Years, Nationwide does not anticipate earning a profit, since that is a time when administrative and distribution expenses are typically higher.  Nationwide does, however, anticipate earning a profit in later Contract Years.  In general, Nationwide's profit will be greater the higher the investment return and the longer the contract is held.

Contract Modification

Nationwide may modify the contract, but no modification will affect the amount or term of any annuity contract unless a modification is required to conform the contract to applicable federal or state law.  No modification will affect the method by which the Contract Values are determined.

Fees and Deductions

Sales Fees

There are no sales fees assessed upon purchase payments or withdrawals from the contract.

Premium Taxes

Nationwide will charge against the Contract Value any premium taxes levied by a state or other government entity.  Premium tax rates currently range from 0% to 5%.  This range is subject to change.  Nationwide will assess premium taxes to the contract at the time Nationwide is assessed the premium taxes by the state.  Premium tax requirements vary from state to state.

Premium taxes may be deducted from death benefit proceeds.

Contract Maintenance Fee

Nationwide deducts a Contract Maintenance Fee of $30 on each Contract Anniversary that occurs before annuitization and upon full surrender of the contract.  This charge reimburses Nationwide for administrative expenses involved in issuing and maintaining the contract.

If, on any Contract Anniversary (or on the date of a full surrender), the Contract Value is $50,000 or more, Nationwide will waive the Contract Maintenance Fee from that point forward.

The deduction of the Contract Maintenance Fee will be taken proportionately from each Sub-Account based on the value in each option as compared to the total Contract Value.

Nationwide will not reduce or eliminate the Contract Maintenance Fee where it would be discriminatory or unlawful.

Mortality and Expense Risk Fee

Nationwide deducts a Mortality and Expense Risk Fee from the Variable Account.  This amount is computed on a daily basis and is equal to an annualized rate of 0.50% of the Daily Net Assets of the Variable Account.  This fee compensates Nationwide for providing insurance benefits under the contract.  It also compensates Nationwide for assuming the risk that Annuitants will live longer than assumed.  Finally, the Mortality and Expense Risk Fee compensates Nationwide for guaranteeing that fees will not increase regardless of actual expenses.  Nationwide may realize a profit from this fee, which Nationwide may use to finance distribution of the contracts.

Administrative Fee

Nationwide deducts an Administrative Fee from the Variable Account.  This amount is computed on a daily basis and is equal to an annualized rate of 0.20% of the Daily Net Assets of the Variable Account.  This fee reimburses Nationwide for the administrative costs it incurs resulting from providing contract benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees, as well as various related expenses.  Nationwide may realize a profit from this fee, which Nationwide may use to finance the distribution of the contracts.

Guaranteed Lifetime Withdrawal Fee

Nationwide deducts an annual Guaranteed Lifetime Withdrawal Fee which will not exceed 1.20% of the Current Guaranteed Lifetime Withdrawal Base.  The current Guaranteed Lifetime Withdrawal Fee is 1.00% of the Current Guaranteed Lifetime Withdrawal Base.  The fee is deducted on each Contract Anniversary and is taken from the Sub-Accounts proportionally based on allocations at the time the fee is deducted by redeeming Accumulation Units.  If you surrender your entire contract, a prorated fee will be deducted.  We may profit from this fee.

Guaranteed Lifetime Withdrawals and Spousal Continuation Option

Guaranteed Lifetime Withdrawals

Guaranteed Lifetime Withdrawals provide for lifetime withdrawals of up to a certain amount (the "Guaranteed Lifetime Withdrawal Amount"), even after the Contract Value is $0, subject to the conditions discussed in this prospectus. Nationwide determines a benefit base (the "Current Guaranteed Lifetime Withdrawal Base") that it uses to calculate the Guaranteed Lifetime Withdrawal Amount.

While the tax treatment of withdrawals under withdrawal benefits such as Guaranteed Lifetime Withdrawals is not clear under federal tax law, Nationwide currently treats these withdrawals as taxable to the extent that the cash value of the contract exceeds the Contract Owner's investment at the time of the withdrawal.  Please consult a qualified tax advisor.

In exchange for Guaranteed Lifetime Withdrawals, Nationwide will assess an annual Guaranteed Lifetime Withdrawal Fee not to exceed 1.20% of the Current Guaranteed Lifetime Withdrawal Base.  The current Guaranteed Lifetime Withdrawal Fee is 1.00% of the Current Guaranteed Lifetime Withdrawal Base.  The Guaranteed Lifetime Withdrawal Fee will be assessed on each Contract Anniversary and will be deducted via redemption of Accumulation Units.  A prorated Guaranteed Lifetime Withdrawal Fee will also be deducted upon full surrender of the contract.  Accumulation Units will be redeemed proportionally from each Sub-Account in which the Contract Owner is invested at the time the Guaranteed Lifetime Withdrawal Fee is taken.

Withdrawal Start Date

The Withdrawal Start Date is the date the Contract Owner begins taking Guaranteed Lifetime Withdrawals.  For Income Contracts, the Withdrawal Start Date is the date of contract issuance.  For Accumulation Contracts, the Withdrawal Start Date is the date the first withdrawal is taken after the Contract Owner turns age 65.

Determination of the Current Guaranteed Lifetime Withdrawal Base Prior to the Withdrawal Start Date

Upon contract issuance, the Original Guaranteed Lifetime Withdrawal Base is equal to the benefit base that is transferred to the contract from the Previous Plan.  Each time the benefit base is recalculated, as described below, the resulting benefit base is the Current Guaranteed Lifetime Withdrawal Base.

Note: This section is not applicable to Income Contracts – those contracts where the Contract Owner started lifetime withdrawals before separating from service from the Previous Plan.  Contract Owners who started lifetime withdrawals before separating from service from the Previous Plan should see "Determination of the Current Guaranteed Lifetime Withdrawal Base After the Withdrawal Start Date" for details on how their Current Guaranteed Lifetime Withdrawal Base may change after their contract is issued.

There are several ways that the Current Guaranteed Lifetime Withdrawal Base can change prior to the Withdrawal Start Date:

1.
The Annual Benefit Base Review.  The Guaranteed Lifetime Withdrawal feature contains an anniversary step-up feature (the "Annual Benefit Base Review") where if, on any Contract Anniversary, the Contract Value exceeds the Current Guaranteed Lifetime Withdrawal Base, we will automatically increase the Current Guaranteed Lifetime Withdrawal Base to equal that Contract Value.

Note: Since the Guaranteed Lifetime Withdrawal Fee is calculated based on the Current Guaranteed Lifetime Withdrawal Base, increases to the Current Guaranteed Lifetime Withdrawal Base will result in higher contract fees.  Under the Annual Benefit Base Review feature, the Contract Owner agrees to pay the larger fee.

The Contract Owner can cancel the automatic Annual Benefit Base Review by notifying Nationwide.  Nationwide reserves the right to change or terminate the automatic Annual Benefit Base Review at any time upon written notice to Contract Owners.

2.
Additional Purchase Payments to the Contract.  The contract permits additional purchase payments to be made to the contract before the Withdrawal Start Date, subject to certain limitations (see "Minimum Initial and Subsequent Purchase Payments" and "Dollar Limit Restrictions"). Additional purchase payments will result in an immediate increase to the Current Guaranteed Lifetime Withdrawal Base equal to the dollar amount of the additional purchase payment(s).

3.
Early Withdrawals from the Contract.  An early withdrawal is any withdrawal taken from the contract prior to the Withdrawal Start Date.  Early withdrawals will result in a decrease to the Current Guaranteed Lifetime Withdrawal Base.  The amount of that decrease will be the greater of (a) or (b), where:

(a)	=	the dollar amount of the early withdrawal; and

(b)	=	a "proportional amount" derived from the following calculation: (A ÷ B) × C, where:

A =	the dollar amount of the early withdrawal;

B =	the Contract Value on the date of the early withdrawal; and

C =	the Current Guaranteed Lifetime Withdrawal Base on the date of the early withdrawal.

Note:  When an early withdrawal occurs at a time when the Contract Value exceeds the Current Guaranteed Lifetime Withdrawal Base, an early withdrawal will result in a dollar for dollar reduction in the Current Guaranteed Lifetime Withdrawal Base.  When an early withdrawal occurs at a time when the Contract Value is less than the Current Guaranteed Lifetime Withdrawal Base, an early withdrawal will result in a proportional reduction to the Current Guaranteed Lifetime Withdrawal Base.  Furthermore, the greater the difference between the Contract Value and the Current Guaranteed Lifetime Withdrawal Base, the greater impact that the proportional reduction will have on the remaining Current Guaranteed Lifetime Withdrawal Base.

Example of early withdrawal calculations:

In this example, the Contract Value is greater than the Current Guaranteed Lifetime Withdrawal Base.
At the time of the early withdrawal:
Contract Value =	$500,000
Current Guaranteed Lifetime Withdrawal Base =	$450,000
Withdrawal Amount =	$15,000
Current Guaranteed Lifetime Withdrawal Base reduction calculations:
Dollar amount =	$15,000
Proportional amount ($15,000 ÷ $500,000) x $450,000 =	$13,500
After the early withdrawal:
Contract Value ($500,000 - $15,000) =	$485,000
Current Guaranteed Lifetime Withdrawal Base ($450,000 - $15,000) =	$435,000

In this example, the Contract Value is less than the Current Guaranteed Lifetime Withdrawal Base:
At the time of the early withdrawal:
Contract Value =	$400,000
Current Guaranteed Lifetime Withdrawal Base =	$450,000
Withdrawal Amount =	$15,000
Current Guaranteed Lifetime Withdrawal Base reduction calculations:
Dollar amount =	$15,000
Proportional amount ($15,000 ÷ $400,000) x $450,000 =	$16,875
After the early withdrawal:
Contract Value ($400,000 - $15,000) =	$385,000
Current Guaranteed Lifetime Withdrawal Base ($450,000 - $16,875) =	$433,125

Lifetime Withdrawal Percentage

The Lifetime Withdrawal Percentage is the percentage of the Current Guaranteed Lifetime Withdrawal Base that the Contract Owner can withdraw from the contract each year without decreasing the Current Guaranteed Lifetime Withdrawal Base.  The Lifetime Withdrawal Percentage will be the weighted average of the Original Lifetime Withdrawal Percentage and the Standard Lifetime Withdrawal Percentage.  The Original Lifetime Withdrawal Percentage is the lifetime withdrawal percentage that is transferred to the contract from the Contract Owner's Previous Plan and is linked to the Contract Owner's initial purchase payment.  The Standard Lifetime Withdrawal Percentage is 4% and will be linked to any subsequent purchase payments.

The weighted average calculation used to determine the Lifetime Withdrawal Percentage is:

(A × B) + (C × D)
_______________
(A + C)

where:

A = initial purchase payment

B = Original Lifetime Withdrawal Percentage

C = total of all subsequent purchase payments

D = Standard Lifetime Withdrawal Percentage

Example of the Lifetime Withdrawal Percentage calculation:

In this example, the Contract Owner transfers his/her Previous Plan's assets to this contract and makes two additional purchase payments:
Initial Purchase Payment:	$150,000
Additional Purchase Payment #1:	$150
Additional Purchase Payment #2:	$6,000
Original Lifetime Withdrawal Percentage:	6.5%*
Standard Lifetime Withdrawal Percentage:	4.0%

In this example, the Lifetime Withdrawal Percentage calculation is as follows:
($150,000 × 6.5%) + (($150 + $6,000) × 4.0%) $150,000 + $150 + $6,000 =	6.4%
* The Original Lifetime Withdrawal Percentage is a hypothetical percentage for the purposes of this example.

Guaranteed Lifetime Withdrawals

Contract Owners of Income Contracts may continue to take Guaranteed Lifetime Withdrawals after the Withdrawal Start Date (the date the contract is issued).  At the Contract Owner's request (or automatically in connection with the Systematic Withdrawals program), Nationwide will withdraw Accumulation Units proportionally from the Sub-Accounts as of the date of the withdrawal request.  As with any withdrawal, Guaranteed Lifetime Withdrawals reduce the Contract Value and consequently, the death benefit and the amount available for annuitization.  Subsequent purchase payments will not be accepted after the Withdrawal Start Date.

Contract Owners of Accumulation Contracts may, at any time after they reach age 65, begin taking Guaranteed Lifetime Withdrawals by taking a withdrawal from the contract.  The first withdrawal after the Contract Owner reaches age 65 constitutes the first Guaranteed Lifetime Withdrawal, even if such withdrawal is taken to meet minimum distribution requirements under the Internal Revenue Code.  The date of that withdrawal is that Contract Owner's Withdrawal Start Date.  At the Contract Owner's request (or automatically in connection with the Systematic Withdrawals program), Nationwide will withdraw Accumulation Units proportionally from the Sub-Accounts as of the date of the withdrawal request.  As with any withdrawal, Guaranteed Lifetime Withdrawals reduce the Contract Value and consequently, the death benefit and the amount available for annuitization.  Subsequent purchase payments will not be accepted after the Withdrawal Start Date.

For both Income Contracts and Accumulation Contracts, at the time of the first Guaranteed Lifetime Withdrawal, the Current Guaranteed Lifetime Withdrawal Base is locked in and will only change if one of the events in the "Determination of the Current Guaranteed Lifetime Withdrawal Base After the Withdrawal Start Date" provision occurs.

On the Withdrawal Start Date and on each Contract Anniversary thereafter, the Lifetime Withdrawal Percentage is multiplied by the Current Guaranteed Lifetime Withdrawal Base to determine the benefit amount (the "Guaranteed Lifetime Withdrawal Amount") for that year.  The Guaranteed Lifetime Withdrawal Amount is the maximum amount that can be withdrawn from the contract before the next Contract Anniversary without reducing the Current Guaranteed Lifetime Withdrawal Base.  The ability to withdraw the Guaranteed Lifetime Withdrawal Amount each year will continue until the earlier of the Annuitant's death or annuitization.

Although withdrawals up to the Guaranteed Lifetime Withdrawal Amount do not reduce the Current Guaranteed Lifetime Withdrawal Base, they do reduce the Contract Value.

Determination of the Current Guaranteed Lifetime Withdrawal Base After the Withdrawal Start Date

As indicated previously, at the time of the first Guaranteed Lifetime Withdrawal, the Current Guaranteed Lifetime Withdrawal Base is locked in.  However, there are ways that the Current Guaranteed Lifetime Withdrawal Base can change after the first Guaranteed Lifetime Withdrawal:

1.
The Annual Benefit Base Review.  The Annual Benefit Base Review continues to apply after the first Guaranteed Lifetime Withdrawal.  The feature works exactly the same as prior to the first Guaranteed Lifetime Withdrawal (see "Determination of the Current Guaranteed Lifetime Withdrawal Base Prior to the Withdrawal Start Date").

2.
Excess Withdrawals from the Contract.  Excess withdrawals are any withdrawals taken after the Withdrawal Start Date that, during any Contract Year, exceed the Guaranteed Lifetime Withdrawal Amount.  Excess withdrawals will result in a decrease to the Current Guaranteed Lifetime Withdrawal Base.  The amount of that decrease will be the greater of (a) or (b), where:

(a)	=	the dollar amount of the excess withdrawal (the amount withdrawn during any Contract Year in excess of the Guaranteed Lifetime Withdrawal Amount); and

(b)	=	a "proportional amount" derived from the following calculation: (A ÷ B) × C, where:

A =	the dollar amount of the excess withdrawal;

B =	the Contract Value (which will be reduced by any Guaranteed Lifetime Withdrawal Amount) on the date of the excess withdrawal; and

C =	the Current Guaranteed Lifetime Withdrawal Base on the date of the excess withdrawal.

Note: When an excess withdrawal occurs at a time when the Contract Value exceeds the Current Guaranteed Lifetime Withdrawal Base, an excess withdrawal will result in a dollar for dollar reduction in the Current Guaranteed Lifetime Withdrawal Base.  When an excess withdrawal occurs at a time when the Contract Value is less than the Current Guaranteed Lifetime Withdrawal Base, an excess withdrawal will result in a proportional reduction to the Current Guaranteed Lifetime Withdrawal Base.  Furthermore, the greater the difference between the Contract Value and the Current Guaranteed Lifetime Withdrawal Base, the greater impact that the proportional reduction will have on the remaining Current Guaranteed Lifetime Withdrawal Base.

Example of excess withdrawal calculations:

In this example, the Contract Value is greater than the Current Guaranteed Lifetime Withdrawal Base:
At the time of the excess withdrawal:
Contract Value =	$500,000
Current Guaranteed Lifetime Withdrawal Base =	$450,000
Guaranteed Lifetime Withdrawal Amount =	$22,500
Withdrawal Amount =	$30,000
Excess Withdrawal Amount ($30,000 - $22,500) =	$7,500
Current Guaranteed Lifetime Withdrawal Base reduction calculations:
Dollar amount =	$7,500
Proportional amount ($7,500 ÷ $477,500) x $450,000 =	$7,068
After the excess withdrawal:
Contract Value ($500,000 - $30,000) =	$470,000
Current Guaranteed Lifetime Withdrawal Base ($450,000 - $7,500) =	$442,500

In this example, the Contract Value is less than the Current Guaranteed Lifetime Withdrawal Base:
At the time of the excess withdrawal:
Contract Value =	$400,000
Current Guaranteed Lifetime Withdrawal Base =	$450,000
Guaranteed Lifetime Withdrawal Amount =	$22,500
Withdrawal Amount =	$30,000
Excess Withdrawal Amount ($30,000 - $22,500) =	$7,500
Current Guaranteed Lifetime Withdrawal Base reduction calculations:
Dollar amount =	$7,500
Proportional amount ($7,500 ÷ $377,500) x $450,000 =	$8,940
After the excess withdrawal:
Contract Value ($400,000 - $30,000) =	$370,000
Current Guaranteed Lifetime Withdrawal Base ($450,000 - $8,940) =	$441,060

Currently, Nationwide allows for an "RMD privilege" whereby Nationwide permits a Contract Owner to withdraw Contract Value in excess of the Guaranteed Lifetime Withdrawal Amount without reducing the Current Guaranteed Lifetime Withdrawal Base if such excess withdrawal is for the sole purpose of meeting Internal Revenue Code required minimum distributions for this contract.  This RMD privilege is not available for contracts issued as IRAs that are taken over, upon a Contract Owner's death, by a non-spouse.  In order to qualify for the RMD privilege, the Contract Owner must:

(1)	be at least 70½ years old as of the date of the request;

(2)	own the contract as an IRA; and

(3)	submit a completed administrative form to Nationwide's home office.

Nationwide reserves the right to modify or eliminate the RMD privilege if there is any change to the Internal Revenue Code or IRS rules relating to required minimum distributions, including the issuance of relevant IRS guidance.  If Nationwide exercises this right, any withdrawal in excess of the Guaranteed Lifetime Withdrawal Amount will reduce the Current Guaranteed Lifetime Withdrawal Base.

If, after the Withdrawal Start Date, the Contract Value is $0, but the Current Guaranteed Lifetime Withdrawal Base is greater than $0, the Contract Owner is permitted to continue to take withdrawals of no more than the Guaranteed Lifetime Withdrawal Amount.  If, after the Withdrawal Start Date, both the Contract Value and the Current Guaranteed Lifetime Withdrawal Base are $0, the contract terminates.

Difference between Early Withdrawals and Excess Withdrawals

Early withdrawals and excess withdrawals vary in their impact on the Current Guaranteed Lifetime Withdrawal Base.

Early withdrawals are taken before the Withdrawal Start Date and the entire amount of the early withdrawal is considered when calculating the reduction to the Current Guaranteed Lifetime Withdrawal Base.

Excess withdrawals are taken after the Withdrawal Start Date when the Contract Owner takes withdrawals in excess of the Guaranteed Lifetime Withdrawal Amount, and only the amount in excess of the Guaranteed Lifetime Withdrawal Amount is considered when calculating the reduction to the Current Guaranteed Lifetime Withdrawal Base.

This means that early withdrawals will have a greater overall negative impact on the Current Guaranteed Lifetime Withdrawal Base than excess withdrawals because early withdrawals will impact the Current Guaranteed Lifetime Withdrawal Base in their entirety, where excess withdrawals will only impact the Current Guaranteed Lifetime Withdrawal Base by the amount of the withdrawal that was in excess of the Guaranteed Lifetime Withdrawal Amount.

Therefore, in terms of negatively impacting the Current Guaranteed Lifetime Withdrawal Base, it would be beneficial to Contract Owners to take excess withdrawals over early withdrawals.

Settlement Options

If, after beginning Guaranteed Lifetime Withdrawals, a Contract Owner's Contract Value falls to $0 (thus, there is nothing to annuitize) and there is still a positive Current Guaranteed Lifetime Withdrawal Base, Nationwide will provide the Contract Owner with a notification describing the following 3 options, along with instructions on how to submit the election to Nationwide:

(1)	The Contract Owner can continue to take annual withdrawals of no more than the Guaranteed Lifetime Withdrawal Amount until the death of the Annuitant;

(2)	The Contract Owner can elect the Age Based Lump Sum Settlement Option, as described below; or

(3)	If the Contract Owner qualifies after a medical examination, the Contract Owner can elect the Underwritten Lump Sum Settlement Option, as described below.

The options listed above each result in a different amount ultimately received under the Guaranteed Lifetime Withdrawals feature.  The Underwritten Lump Sum Settlement Option will generally pay a larger amount than the Age-Based Lump Sum Settlement Option when a Contract Owner is healthier than the normal population.  Regardless of age or health, the Underwritten Lump Sum Settlement Option amount will never be less than the Age Based Lump Sum Settlement Option amount.  Election of the Age Based Lump Sum Settlement Option enables the Contract Owner to receive payment without a medical exam, which could potentially delay payment.  Before selecting a settlement option, consult with a qualified financial advisor to determine which option is best for you based on your individual financial situation and needs.

The Contract Owner will have 60 days from the date of Nationwide's notification letter to make an election.  Once the Contract Owner makes an election, the election is irrevocable.  If the Contract Owner does not make an election within 60 days of the date of the notification letter, Nationwide will assume that the Contract Owner intends to continue to take withdrawals of the Guaranteed Lifetime Withdrawal Amount.

Age Based Lump Sum Settlement Option.  Under the Age Based Lump Sum Settlement Option, in lieu of taking withdrawals of the Guaranteed Lifetime Withdrawal Amount, Nationwide will pay the Contract Owner a lump sum equal to the Contract Owner's most recently calculated Guaranteed Lifetime Withdrawal Amount multiplied by the Annual Benefit Multiplier listed in the following table:

Contract Owner's Age	Annual Benefit Multiplier
Up to Age 70	5.5
71-75	4.5
76-80	3.5
81-85	2.5
86-90	2.0
91-95	1.5
96+	1.0

For contracts that have elected the Spousal Continuation Option, if both spouses are living on the date the Age Based Lump Sum Settlement Option is elected, Nationwide will use the age of the younger spouse minus 3 years to determine the Annual Benefit Multiplier.  If only 1 spouse is living on the date the Age Based Lump Sum Settlement Option is elected, Nationwide will use the age of the living spouse to determine the Annual Benefit Multiplier.

Underwritten Lump Sum Settlement Option.  Under the Underwritten Lump Sum Settlement Option, in lieu of taking withdrawals of the Guaranteed Lifetime Withdrawal Amount, for those who qualify based on a medical exam, Nationwide will pay the Contract Owner a lump sum based upon the Attained Age, sex, and health of the Contract Owner.  Once Nationwide receives the Contract Owner's election to take the Underwritten Lump Sum Settlement Option, Nationwide will provide the Contract Owner with a medical examination form, which must be completed by a certified physician chosen by the Contract Owner and returned to Nationwide's home office within 30 days.  Upon completion of underwriting by Nationwide, the lump sum settlement amount is issued to the Contract Owner.  If Nationwide does not receive the completed form within the 30-day period, Nationwide will pay the Contract Owner the amount that would be payable under the Age Based Lump Sum Settlement Option.  Such information must be submitted by the Contract Owner to Nationwide on a Nationwide form that is attested to by a certified physician chosen by the Contract Owner.

Termination of Guaranteed Lifetime Withdrawals

Upon annuitization of the contract, the Guaranteed Lifetime Withdrawal Fee will no longer be assessed and all benefits associated with Guaranteed Lifetime Withdrawals will terminate.  Additionally, upon the Annuitant's death the benefits associated with the option terminate (unless the Spousal Continuation Option was also elected).  Upon electing annuitization, additional purchase payments are no longer permitted.

Spousal Continuation Option

The Spousal Continuation Option allows a surviving spouse to continue to receive, for the duration of his/her lifetime, the benefit associated with the Guaranteed Lifetime Withdrawals.  This feature is beneficial in that it provides the security of ensuring that both spouses have access to the Guaranteed Lifetime Withdrawals for the duration of both their lives.

There is no fee associated with the Spousal Continuation Option; however, if the Spousal Continuation Option is elected, the Lifetime Withdrawal Percentage may be reduced which will result in a smaller Guaranteed Lifetime Withdrawal Amount.

For Contract Owners of Income Contracts who elected the Previous Plan's spousal benefit, the Spousal Continuation Option is automatically elected at the time of application for this contract and no reduction will be applied to the Original Lifetime Withdrawal Percentage.  Contract Owners of Income Contracts who elected the Previous Plan's spousal benefit cannot remove the Spousal Continuation Option under this contract.

For Contract Owners of Income Contracts who declined the Previous Plan's spousal benefit, the Spousal Continuation Option is not available for election under this contract.

For Contract Owners of Accumulation Contracts, regardless of whether or not he or she elected the Previous Plan's spousal benefit, the Spousal Continuation Option is available for election at the time of application, subject to the conditions listed below.  In exchange for the Spousal Continuation Option, the Original Lifetime Withdrawal Percentage and, if applicable, the Standard Lifetime Withdrawal Percentage, will be reduced by a factor that is determined by the age of the spouse when the Contract Owner reaches age 65 (see "Appendix D: Spousal Continuation Option Calculation" for the applicable reduction factors and sample calculations).

The Spousal Continuation Option is available to Contract Owners of Accumulation Contracts, provided that the following conditions are satisfied:

(1)	The Spousal Continuation Option must be elected at the time of application, and the Contract Owner/Annuitant cannot be younger than 40 or older than 90 at that time.

(2)	After the first Guaranteed Lifetime Withdrawal, the Spousal Continuation Option may not be removed from the contract.

(3)	Only the person for whom the IRA or Roth IRA was established may be named as the Contract Owner/Annuitant.

(4)	Both spouses must be named as beneficiaries.

(5)
No person other than the spouse may be named as Contingent Annuitant.  Note: This will affect the timing and payment of the death benefit.  No death benefit will be paid until the death of the Contract Owner and his/her spouse.

(6)	The spouse cannot be younger than 40 or older than 90 at the Withdrawal Start Date.

Note: If the contract is annuitized, Guaranteed Lifetime Withdrawals and the Spousal Continuation Option terminate.

Prior to taking the first Guaranteed Lifetime Withdrawal, the Contract Owner may remove the Spousal Continuation Option from the contract.  Nationwide will remove the option upon the Contract Owner's written request.  If the Spousal Continuation Option is removed from the contract, the Lifetime Withdrawal Percentage will be recalculated to reflect a Lifetime Withdrawal Percentage that is no longer reduced by the applicable Lifetime Withdrawal Percentage reduction factor.  Once the Spousal Continuation Option is removed from the contract, the option may not be re-elected or added to cover a subsequent spouse.

Risks Associated with the Spousal Continuation Option

There are situations where a Contract Owner who elects the Spousal Continuation Option will not receive the benefits associated with the option.  This will occur if:

(1)	the spouse (the Contingent Annuitant) dies before you;

(2)	the contract is annuitized; or

(3)	after the Withdrawal Start Date, the marriage terminates due to divorce, dissolution, or annulment.

Ownership and Interests in the Contract

Contract Owner/Annuitant

The Contract Owner and the Annuitant must be the same person for contracts described in this prospectus.  The Contract Owner/Annuitant has all rights under the contract and is the person who will receive annuity payments and upon whose continuation of life any annuity payment involving life contingencies depends.  The death of the Contract Owner/Annuitant will also trigger the death benefit (unless a Contingent Annuitant is named).  The Contract Owner/Annuitant must be between the ages of 40 and 90 at the time of contract issuance, unless Nationwide approves a request for a Contract Owner/Annuitant of lesser or greater age.

Contingent Annuitant

If the Contract Owner/Annuitant dies before the Annuitization Date, the Contingent Annuitant replaces the Contract Owner/Annuitant and becomes the new determining life for Guaranteed Lifetime Withdrawals, annuity payments, and any death benefit.  The Contingent Annuitant must be between the ages of 40 and 90 at the Withdrawal Start Date, unless Nationwide approves a request for a Contingent Annuitant of lesser or greater age.

If a Contingent Annuitant is named, all provisions of the contract that are based on the Contract Owner/Annuitant's death prior to the Annuitization Date will be based on the death of the last survivor of the Contract Owner/Annuitant and Contingent Annuitant.

If the Spousal Continuation Option is elected, the Contract Owner's spouse must be named as the Contingent Annuitant.

Beneficiary and Contingent Beneficiary

The beneficiary is the person who is entitled to the death benefit if the Contract Owner/Annuitant dies before the Annuitization Date and there is no Contingent Annuitant.  The Contract Owner/Annuitant can name more than 1 beneficiary.  Multiple beneficiaries will share the death benefit equally, unless otherwise specified.

A contingent beneficiary will succeed to the rights of the beneficiary if no beneficiary is alive when a death benefit is paid.  The Contract Owner/Annuitant can name more than 1 contingent beneficiary.  Multiple contingent beneficiaries will share the death benefit equally, unless otherwise specified.

Changes to the Parties to the Contract

Prior to the Annuitization Date, the Contract Owner may request to change the beneficiary or contingent beneficiary.

The Contract Owner must submit the request to Nationwide in writing and Nationwide must receive the request at its home office before the Annuitization Date.  Once Nationwide receives and records the change request, the change will be effective as of the date the written request was signed, whether or not the Contract Owner or Annuitant is living at the time it was recorded.  The change will not affect any action taken by Nationwide before the change was recorded.

Nationwide reserves the right to reject any change request that would alter the nature of the risk that Nationwide assumed when it originally issued the contract.

Operation of the Contract

Pricing

Generally, Nationwide prices Accumulation Unit values of the Sub-Accounts on each day that the New York Stock Exchange is open.  (Pricing is the calculation of a new Accumulation Unit value that reflects that day's investment experience.)  If a subsequent purchase payment is received at Nationwide's home office (along with all necessary information) after the close of the New York Stock Exchange, it will be priced at the Accumulation Unit value determined on the following Valuation Date.  Accumulation Units are not priced when the New York Stock Exchange is closed or on the following nationally recognized holidays:

•New Year's Day	•Independence Day
•Martin Luther King, Jr. Day	•Labor Day
•Presidents' Day	•Thanksgiving
•Good Friday	•Christmas
•Memorial Day

Nationwide also will not price purchase payments if:

(1)	trading on the New York Stock Exchange is restricted;

(2)	an emergency exists making disposal or valuation of securities held in the Variable Account impracticable; or

(3)	the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist.  On those days when the NYSE is open and Nationwide is closed, Contract Value may change and the Contract Owners will not have access to their accounts.

Application and Allocation of Purchase Payments

Initial Purchase Payments

Initial purchase payments will be priced at the Accumulation Unit value next determined no later than 2 business days after receipt of an order to purchase if the application and all necessary information are complete and are received at Nationwide's home office before the close of the New York Stock Exchange, which generally occurs at 4:00 p.m. EST.  If the order is received after the close of the New York Stock Exchange, the initial purchase payment will be priced within 2 business days after the next business day.

If an incomplete application is not completed within 5 business days of receipt at Nationwide's home office, the prospective purchaser will be informed of the reason for the delay.  The purchase payment will be returned unless the prospective purchaser specifically consents to allow Nationwide to hold the purchase payment until the application is completed.

Where state law requires the return of purchase payments upon cancellation of the contract during the free look period, Nationwide may allocate initial purchase payments allocated to Sub-Accounts to the money market Sub-Account during the free look period.  After the free look period, Nationwide will reallocate the Contract Value among the Sub-Accounts based on the instructions contained on the application.  Where state law requires the return of Contract Value upon cancellation of the contract during the free look period, Nationwide will immediately allocate initial purchase payments to the investment options based on the instructions contained on the application.

Subsequent Purchase Payments

Any subsequent purchase payment received at Nationwide's home office (along with all necessary information) before the close of the New York Stock Exchange will be priced at the Accumulation Unit value next determined after receipt of the purchase payment.  If a subsequent purchase payment is received at Nationwide's home office (along with all the necessary information) after the close of the New York Stock Exchange, it will be priced at the Accumulation Unit value determined on the following Valuation Date.

The cumulative total of all purchase payments under contracts issued by Nationwide on the life of any one Annuitant cannot exceed $1,000,000 without Nationwide's prior consent.  Any references in this prospectus to purchase payment amounts in excess of $1,000,000 are assumed to have been approved by Nationwide.

Nationwide prohibits subsequent purchase payments made after death of the Contract Owner/Annuitant.  If upon notification of death of the Contract Owner/Annuitant it is determined that death occurred prior to a subsequent purchase payment being made, Nationwide reserves the right to return the purchase payment.

Allocation of Purchase Payments

Nationwide allocates purchase payments to Sub-Accounts as instructed by the Contract Owner.  Shares of the underlying mutual funds allocated to the Sub-Accounts are purchased at Net Asset Value, then converted into Accumulation Units.

Contract Owners can change allocations or make exchanges among the Sub-Accounts.  However, no change may be made that would result in an amount less than 1% of the purchase payments being allocated to any Sub-Account.  In the event that Nationwide receives such a request, Nationwide will inform the Contract Owner that the allocation instructions are invalid and that the contract's allocations among the Sub-Accounts prior to the request will remain in effect.  Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in this prospectus.

Determining the Contract Value

The Contract Value is equal to the value of amounts allocated to the Sub-Accounts of the Variable Account.

If fees are assessed against the whole Contract Value, Nationwide will deduct a proportionate amount from each Sub-Account based on current cash values.

Determining Variable Account Value – Valuing an Accumulation Unit

Sub-Account allocations are accounted for in Accumulation Units.  Accumulation Unit values (for each Sub-Account) are determined by calculating the net investment factor for the underlying mutual funds for the current Valuation Period and multiplying that result with the Accumulation Unit values determined on the previous Valuation Period.

Nationwide uses the net investment factor as a way to calculate the investment performance of a Sub-Account from Valuation Period to Valuation Period.  For each Sub-Account, the net investment factor shows the investment performance of the underlying mutual fund in which a particular Sub-Account invests, including the fees assessed against that Sub-Account for a Valuation Period.

The net investment factor for any particular Sub-Account is determined by dividing (a) by (b), and then subtracting (c) from the result, where:

(a)	is the sum of:

(1)	the Net Asset Value of the underlying mutual fund as of the end of the current Valuation Period; and

(2)	the per share amount of any dividend or income distributions made by the underlying mutual fund (if the date of the dividend or income distribution occurs during the current Valuation Period).

(b)	is the Net Asset Value of the underlying mutual fund determined as of the end of the preceding Valuation Period.

(c)	is a factor representing the daily total Variable Account fees. The factor is equal to an annualized rate of 0.70% of the Daily Net Assets of the Variable Account.

Note: The annualized rate above reflects only those Variable Account charges that are assessed daily as part of the daily Accumulation Unit calculation.  It does not reflect the cost of other fees that are assessed via the redemption of Accumulation Units (the Guaranteed Lifetime Withdrawal Fee).

Based on the change in the net investment factor, the value of an Accumulation Unit may increase or decrease.  Changes in the net investment factor may not be directly proportional to changes in the Net Asset Value of the underlying mutual fund shares because of the deduction of Variable Account fees.

Though the number of Accumulation Units will not change as a result of investment experience, the value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period.

Transfer Requests

Contract Owners may submit transfer requests in writing, over the telephone, or via the internet.  Nationwide will use reasonable procedures to confirm that instructions are genuine and will not be liable for following instructions that it reasonably determined to be genuine.  Nationwide may restrict or withdraw the telephone and/or internet transfer privilege at any time.

Generally, Sub-Account transfers will receive the Accumulation Unit value next determined after the transfer request is received.  However, if a contract that is limited to submitting transfer requests via U.S. mail submits a transfer request via internet or telephone pursuant to Nationwide's one-day delay policy, the transfer will be executed on the next business day after the exchange request is received by Nationwide (see "Managers of Multiple Contracts").

Transfer Restrictions

Neither the contracts described in this prospectus nor the underlying mutual funds are designed to support active trading strategies that require frequent movement between or among Sub-Accounts (sometimes referred to as "market-timing" or "short-term trading").  A Contract Owner who intends to use an active trading strategy should consult his/her registered representative and request information on other variable annuity contracts that offer underlying mutual funds that are designed specifically to support active trading strategies.

Nationwide discourages (and will take action to deter) short-term trading in this contract because the frequent movement between or among Sub-Accounts may negatively impact other investors in the contract.  Short-term trading can result in:

•	the dilution of the value of the investors' interests in the underlying mutual fund;

•
underlying mutual fund managers taking actions that negatively impact performance (keeping a larger portion of the underlying mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.

To protect investors in this contract from the negative impact of these practices, Nationwide has implemented, or reserves the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. Nationwide makes no assurances that all risks associated with short-term trading will be completely eliminated by these processes and/or restrictions.

Nationwide cannot guarantee that its attempts to deter active trading strategies will be successful.  If we are unable to deter active trading strategies, the performance of the Sub-Accounts that are actively traded may be adversely impacted.

U.S. Mail Restrictions

Nationwide monitors transfer activity in order to identify those who may be engaged in harmful trading practices.  Transaction reports are produced and examined.  Generally, a contract may appear on these reports if the Contract Owner (or a third party acting on their behalf) engages in a certain number of "transfer events" in a given period.  A "transfer event" is any transfer, or combination of transfers, occurring on a given trading day (Valuation Period).  For example, if a Contract Owner executes multiple transfers involving 10 underlying mutual funds in 1 day, this counts as 1 transfer event.  A single transfer occurring on a given trading day and involving only 2 underlying mutual funds will also count as 1 transfer event.

As a result of this monitoring process, Nationwide may restrict the method of communication by which transfer orders will be accepted.  In general, Nationwide will adhere to the following guidelines:

Trading Behavior	Nationwide's Response
6 or more transfer events in 1 calendar quarter
Nationwide will mail a letter to the Contract Owner notifying them that:
•they have been identified as engaging in harmful trading practices; and
•if their transfer events exceed 11 in 2 consecutive calendar quarters or 20 in 1 calendar year, the Contract Owner will be limited to submitting transfer requests via U.S. mail on a Nationwide issued form.

More than 11 transfer events in 2 consecutive calendar quarters OR More than 20 transfer events in 1 calendar year	Nationwide will automatically limit the Contract Owner to submitting transfer requests via U.S. mail on a Nationwide issued form.

For purposes of Nationwide's transfer policy, U.S. mail includes standard U.S. mail, overnight U.S. mail, and overnight delivery via private carrier.

Each January 1st, Nationwide will start the monitoring anew, so that each contract starts with 0 transfer events each January 1.  See, however, the "Other Restrictions" provision below.

Managers of Multiple Contracts

Some investment advisors/representatives manage the assets of multiple Nationwide contracts pursuant to trading authority granted or conveyed by multiple Contract Owners.  These multi-contract advisors will generally be required by Nationwide to submit all transfer requests via U.S. mail.

Nationwide may, as an administrative practice, implement a "one-day delay" program for these multi-contract advisors, which they can use in addition to or in lieu of submitting transfer requests via U.S. mail.  The one-day delay option permits multi-contract advisors to continue to submit transfer requests via the internet or telephone.  However, transfer requests submitted by multi-contract advisors via the internet or telephone will not receive the next available Accumulation Unit value.  Rather, they will receive the Accumulation Unit value that is calculated on the following business day.  Transfer requests submitted under the one-day delay program are irrevocable.  Multi-contract advisors will receive advance notice of being subject to the one-day delay program.

Other Restrictions

Contract Owners that are required to submit transfer requests via U.S. mail will be required to use a Nationwide issued form for their transfer request.  Nationwide will refuse transfer requests that either do not use the Nationwide issued form for their transfer request or fail to provide accurate and complete information on their transfer request form.  In the event that a Contract Owner's transfer request is refused by Nationwide, they will receive notice in writing by U.S. mail and will be required to resubmit their transfer request on a Nationwide issued form.

Nationwide reserves the right to refuse or limit transfer requests, or take any other action it deems necessary, in order to protect Contract Owners, Annuitants, and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Contract Owners (or third parties acting on their behalf).  In particular, trading strategies designed to avoid or take advantage of Nationwide's monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by Nationwide to constitute harmful trading practices, may be restricted.

Any restrictions that Nationwide implements will be applied consistently and uniformly.

Underlying Mutual Fund Restrictions and Prohibitions

Pursuant to regulations adopted by the SEC, Nationwide is required to enter into written agreements with the underlying mutual funds which allow the underlying mutual funds to:

(1)	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any Nationwide Contract Owner;

(2)	request the amounts and dates of any purchase, redemption, transfer or exchange request ("transaction information"); and

(3)	instruct Nationwide to restrict or prohibit further purchases by Contract Owners that violate policies established by the underlying mutual fund (whose policies may be more restrictive than Nationwide's policies).

Nationwide is required to provide such transaction information to the underlying mutual funds upon their request.  In addition, Nationwide is required to restrict or prohibit further purchases upon instruction from the underlying mutual fund.  Nationwide and any affected Contract Owner may not have advance notice of such instructions from an underlying mutual fund to restrict or prohibit further purchases.  If an underlying mutual fund refuses to accept a purchase submitted by Nationwide, Nationwide will keep any affected Contract Owner in their current underlying mutual fund allocation.

Transfers Prior to Annuitization

A Contract Owner may request to transfer allocations among the Sub-Accounts at any time, subject to terms and conditions imposed by this prospectus and the underlying mutual funds.

Transfers After Annuitization

After annuitization, transfers among Sub-Accounts may only be made on the anniversary of the Annuitization Date.

Right to Examine and Cancel

If the Contract Owner elects to cancel the contract, he/she may return it to Nationwide's home office within a certain period of time known as the "free look" period.  Depending on the state in which the contract was purchased (and, in some states, if the contract is purchased as a replacement for another annuity contract), the free look period may be 10 days or longer.  For ease of administration, Nationwide will honor any free look cancellation that is received at Nationwide's home office or postmarked within 30 days after the contract issue date.  The contract issue date is the date the initial purchase payment is applied to the contract.

If the Contract Owner elects to cancel the contract pursuant to the free look provision, where required by law, Nationwide will return the greater of the Contract Value or the amount of purchase payment(s) applied during the free look period, less any withdrawals from the contract and any applicable federal and state income tax withholding.  Otherwise, Nationwide will return the Contract Value, less any withdrawals from the contract and any applicable federal and state income tax withholding.

Where state law requires the return of purchase payments upon cancellation of the contract during the free look period, Nationwide will allocate initial purchase payments allocated to Sub-Accounts to the money market Sub-Account during the free look period.  After the free look period, Nationwide will reallocate the Contract Value among the Sub-Accounts based on the instructions contained on the application.  Where state law requires the return of Contract Value upon cancellation of the contract during the free look period, Nationwide will immediately allocate initial purchase payments to the investment options based on the instructions contained on the application.

Liability of the Variable Account under this provision is limited to the Contract Value in each Sub-Account on the date of revocation.  Any additional amounts refunded to the Contract Owner will be paid by Nationwide.

Withdrawal (Redemption) Prior to Annuitization

Prior to annuitization and before the Annuitant's death, Contract Owners may generally withdraw some or all of their Contract Value.  There may be income tax and/or penalty taxes assessed upon withdrawals (see "Federal Tax Considerations" in "Appendix C: Contract Types and Tax Information").  Additionally, withdrawals could negatively impact the Guaranteed Lifetime Withdrawal Amount under the Guaranteed Lifetime Withdrawals feature.

Withdrawal requests must be in writing and Nationwide may require additional information.  When taking a full withdrawal, the contract must accompany the written request.  Nationwide may require a signature guarantee.

Nationwide will pay any amounts withdrawn from the Sub-Accounts within 7 days.  However, Nationwide may suspend or postpone payment when it is unable to price a purchase payment or transfer (see "Pricing").

Partial Withdrawals (Partial Redemptions)

If a Contract Owner requests a partial withdrawal, Nationwide will withdraw Accumulation Units from the Sub-Accounts.  The amount withdrawn from each investment option will be in proportion to the value in each option at the time of the withdrawal request.

For Accumulation Contracts, withdrawals taken before the Withdrawal Start Date (also known as early withdrawals) negatively impact the Current Guaranteed Lifetime Withdrawal Base.  Additionally, for both Accumulation Contracts and Income Contracts, withdrawals after the Withdrawal Start Date that are in excess of the Guaranteed Lifetime Withdrawal Amount (also known as excess withdrawals) will also negatively impact the Current Guaranteed Lifetime Withdrawal Base.  Finally, for Accumulation Contracts, the first withdrawal taken from the contract after the Contract Owner reaches age 65 constitutes the Withdrawal Start Date.  See "Guaranteed Lifetime Withdrawals and Spousal Continuation Option."

Partial Withdrawals to Pay Investment Advisory Fees

Some Contract Owners utilize an investment advisor(s) to manage their assets, for which the investment advisor assesses a fee.  Some Contract Owners authorize their investment advisor to take a partial withdrawal(s) from the contract in order to collect investment advisory fees.  Withdrawals taken from this contract to pay these fees are subject to the provisions of the contract (may reduce the Current Guaranteed Lifetime Withdrawal Base) and may be subject to income tax and/or tax penalties. Note: For Accumulation Contracts, the first withdrawal taken from the contract after the Contract Owner reaches age 65 establishes the Withdrawal Start Date even if it is taken to pay investment advisory fees (see "Guaranteed Lifetime Withdrawals and Spousal Continuation Option").

Full Withdrawals (Full Redemptions)

Upon full withdrawal, the Contract Value may be more or less than the total of all purchase payments made to the contract.  The Contract Value will reflect:

•	Variable Account fees;

•	underlying mutual fund fees;

•
a $30 Contract Maintenance Fee (this charge will be waived upon full withdrawal if the Contract Value is equal to or greater than $50,000 at the time of the full withdrawal or on any Contract Anniversary prior to the full withdrawal);

•	the investment performance of the underlying mutual funds.

Withdrawal (Redemption) After Annuitization

After the Annuitization Date, withdrawals other than regularly scheduled annuity payments are not permitted.

Assignment

Contract rights may not be assigned.

Contract Owner Services

Systematic Withdrawals

Systematic Withdrawals allow Contract Owners to receive a specified amount (of at least $100) on a monthly, quarterly, semi-annual, or annual basis.  Requests for Systematic Withdrawals and requests to discontinue Systematic Withdrawals must be in writing.

The withdrawals will be taken from the Sub-Accounts proportionately unless Nationwide is instructed otherwise.

Nationwide will withhold federal income taxes from Systematic Withdrawals unless otherwise instructed by the Contract Owner.  The Internal Revenue Service may impose a 10% penalty tax if the Contract Owner is under age 59½ unless the Contract Owner has made an irrevocable election of distributions of substantially equal payments.

Nationwide reserves the right to stop establishing new Systematic Withdrawal programs.  Systematic Withdrawals are not available before the end of the free look period (see "Right to Examine and Cancel").

Death Benefits

Death of Contract Owner/Annuitant

If a Contract Owner/Annuitant dies before the Annuitization Date, a death benefit is payable to the beneficiary unless a Contingent Annuitant is named.  If a Contingent Annuitant is named then no death benefit is payable until the death of both the Contract Owner/Annuitant and the Contingent Annuitant.  Multiple beneficiaries will share the death benefit equally unless otherwise specified.

If no beneficiaries survive the Contract Owner/Annuitant, the contingent beneficiary receives the death benefit.  Multiple contingent beneficiaries will share the death benefit equally unless otherwise specified.

If no contingent beneficiaries survive the Contract Owner/Annuitant, the Contract Owner's estate will receive the death benefit.

If the Contract Owner/Annuitant dies after the Annuitization Date, any benefit that may be payable will be paid according to the selected annuity payment option.

Death Benefit Payment

The recipient of the death benefit may elect to receive the death benefit:

(1)	in a lump sum;

(2)	as an annuity (see "Annuity Payment Options"); or

(3)	in any other manner permitted by law and approved by Nationwide.

If the recipient of the death benefit does not elect the form in which to receive the death benefit payment, Nationwide will pay the death benefit in a lump sum.  Nationwide will pay (or will begin to pay) the death benefit upon receiving proof of death and the instructions as to the payment of the death benefit.  Contract Value will continue to be allocated according to the most recent allocation instructions until the death benefit is paid.

If the contract has multiple beneficiaries entitled to receive a portion of the death benefit, the Contract Value will continue to be allocated according to the most recent allocation instructions until the first beneficiary provides Nationwide with instructions for payment of death benefit proceeds.    After the first beneficiary provides these instructions, the variable portion of the Contract Value for all beneficiaries will be allocated to the available money market Sub-Account until instructions are received from the beneficiary(ies) to allocate their Contract Value in another manner.

Death Benefit Calculation

If the Annuitant dies prior to the Annuitization Date the death benefit will equalthe Contract Value as of the date that Nationwide receives all the information necessary to pay the death benefit.

Annuity Commencement Date

The Annuity Commencement Date is the date on which annuity payments are scheduled to begin.

Generally, the Contract Owner designates the Annuity Commencement Date at the time of application.  If no Annuity Commencement Date is designated at the time of application, Nationwide will establish the Annuity Commencement Date as the date the Contract Owner reaches age 70½.

The Contract Owner may change the Annuity Commencement Date before annuitization.  This change must be in writing and approved by Nationwide.  The Annuity Commencement Date may not be later than the 1st day of the 1st calendar month after the Annuitant's 90th birthday unless approved by Nationwide.

Annuitizing the Contract

Annuitization Date

The Annuitization Date is the date that annuity payments begin.  Annuity payments will not begin until the Contract Owner affirmatively elects to begin annuity payments.  An election to begin annuity payments will terminate all benefits associated with Guaranteed Lifetime Withdrawals.

The Annuitization Date will be the 1st day of a calendar month unless otherwise agreed.  The Annuitization Date must be at least 2 years after the contract is issued, but may not be later than either:

•	the age (or date) specified in your contract; or

•	the age (or date) specified by state law, where applicable.

The Internal Revenue Code may require that distributions be made prior to the Annuitization Date (see "Required Distributions" in "Appendix C: Contract Types and Tax Information").

Annuitization

Annuitization is the period during which annuity payments are received.  It is irrevocable once payments have begun.  Upon arrival of the Annuitization Date, the Annuitant must choose:

(1)	an annuity payment option; and

(2)	either a fixed payment annuity, variable payment annuity, or an available combination.

Nationwide guarantees that each payment under a fixed payment annuity will be the same throughout annuitization.  Under a variable payment annuity, the amount of each payment will vary with the performance of the underlying mutual funds chosen by the Annuitant.

Fixed Annuity Payments

Fixed annuity payments provide for level annuity payments.  Premium taxes are deducted prior to determining fixed annuity payments.  The fixed annuity payments will remain level unless the annuity payment option provides otherwise.

Variable Annuity Payments

Variable annuity payments will vary depending on the performance of the underlying mutual funds selected.  The underlying mutual funds available during annuitization are those underlying mutual funds shown in "Appendix A: Underlying Mutual Funds."  The Static Asset Allocation Models are not available after annuitization.

First Variable Annuity Payment

The following factors determine the amount of the first variable annuity payment:

•	the portion of purchase payments allocated to provide variable annuity payments;

•	the Variable Account value on the Annuitization Date;

•	the age and sex of the Annuitant;

•	the annuity payment option elected;

•	the frequency of annuity payments;

•	the Annuitization Date;

•	the assumed investment return (the net investment return required to maintain level variable annuity payments);

•	the deduction of applicable premium taxes; and

•	the date the contract was issued.

Subsequent Variable Annuity Payments

Variable annuity payments after the first will vary with the performance of the underlying mutual funds chosen by the Contract Owner after the investment performance is adjusted by the assumed investment return factor.

The dollar amount of each subsequent variable annuity payment is determined by taking the portion of the 1st annuity payment funded by a particular Sub-Account divided by the Annuity Unit value for that Sub-Account as of the Annuitization Date.  This establishes the number of Annuity Units provided by each Sub-Account for each variable annuity payment after the 1st.

The number of Annuity Units comprising each variable annuity payment, on a Sub-Account basis, will remain constant, unless the Contract Owner transfers value from one underlying mutual fund to another.  After annuitization, transfers among Sub-Accounts may only be made on the anniversary of the Annuitization Date.

The number of Annuity Units for each Sub-Account is multiplied by the Annuity Unit value for that Sub-Account for the Valuation Period for which the payment is due.  The sum of these results for all the Sub-Accounts in which the Contract Owner invests establishes the dollar amount of the variable annuity payment.

Subsequent variable annuity payments may be more or less than the previous variable annuity payment, depending on whether the net investment performance of the elected underlying mutual funds is greater or lesser than the assumed investment return.

Assumed Investment Return

An assumed investment return is the net investment return required to maintain level variable annuity payments.  Nationwide uses a 3.5% assumed investment return factor.  Therefore, if the net investment performance of each Sub-Account in which the Contract Owner invests exactly equals 3.5% for every payment period, then each payment will be the same amount.  To the extent that investment performance is not equal to 3.5% for given payment periods, the amount of the payments in those periods will not be the same.  Payments will increase from one payment date to the next if the annualized net rate of return is greater than 3.5% during that time.  Conversely, payments will decrease from one payment to the next if the annualized net rate of return is less than 3.5% during that time.

Nationwide uses the assumed investment rate of return to determine the amount of the first variable annuity payment.

Value of an Annuity Unit

Annuity Unit values for Sub-Accounts are determined by:

(1)
multiplying the Annuity Unit value for each Sub-Account for the immediately preceding Valuation Period by the net investment factor for the Sub-Account for the subsequent Valuation Period (see "Determining the Contract Value – Determining Variable Account Value – Valuing an Accumulation Unit"); and then

(2)	multiplying the result from (1) by a factor to neutralize the assumed investment return factor.

Frequency and Amount of Annuity Payments

Annuity payments are based on the annuity payment option elected.

If the net amount to be annuitized is less than $2,000, Nationwide reserves the right to pay this amount in a lump sum instead of periodic annuity payments.

Nationwide reserves the right to change the frequency of payments if the amount of any payment becomes less than $100.  The payment frequency will be changed to an interval that will result in payments of at least $100.

Nationwide will send annuity payments no later than 7 days after each annuity payment.

Annuity Payment Options

The Annuitant must elect an annuity payment option before the Annuitization Date.  If the Annuitant does not elect an annuity payment option, a variable payment life annuity with a guarantee period of 240 months will be assumed as the automatic form of payment upon annuitization.  Once elected or assumed, the annuity payment option may not be changed.

Not all of the annuity payment options may be available in all states.  Additionally, the annuity payment options available may be limited based on the Annuitant's age or requirements under the Internal Revenue Code.

Nationwide reserves the right to refuse purchase payments in excess of $1,000,000 (see "Synopsis of the Contracts"). If you do not submit purchase payments in excess of $1,000,000, or if Nationwide refuses to accept purchase payments in excess of $1,000,000, the references in this provision to purchase payments in excess of $1,000,000 will not apply to your contract.  If you are permitted to submit purchase payments in excess of $1,000,000, additional restrictions apply, as follows.

Annuity Payment Options for Contracts with Total Purchase Payments Less Than or Equal to $2,000,000

If, at the Annuitization Date, the total of all purchase payments made to the contract is less than or equal to $2,000,000, the annuity payment options available are:

(1)         Single Life;

(2)         Single Life with a 10 or 20 Year Term Certain.

Each of the annuity payment options is discussed more thoroughly below.

Single Life

The Single Life annuity payment option provides for annuity payments to be paid during the lifetime of the Annuitant.  Payments will cease with the last payment before the Annuitant's death.  No death benefit will be paid.  It is possible, under this annuity payment option to receive only 1 annuity payment.

No withdrawals other than the scheduled annuity payments are permitted.

Single Life with a 10 or 20 Year Term Certain

The Single Life with a 10 or 20 Year Term Certain annuity payment option provides that monthly annuity payments will be paid during the Annuitant's lifetime or for the term selected, whichever is longer.  The term may be either 10 or 20 years.

If the Annuitant dies before the end of the 10 or 20 year term, payments will be paid to the beneficiary for the remainder of the term.

No withdrawals other than the scheduled annuity payments are permitted.

Any Other Option

Annuity payment options not set forth in this provision may be available.  Any annuity payment option not set forth in this provision must be approved by Nationwide.

Annuity Payment Options for Contracts with Total Purchase Payments Greater Than $2,000,000

If, at the Annuitization Date, the total of all purchase payments made to the contract is greater than $2,000,000, Nationwide may limit the annuity payment option to the longer of:

(1)	a Fixed Life Annuity with a 20 Year Term Certain; or

(2)	a Fixed Life Annuity with a Term Certain to Age 95.

Annuitization of Amounts Greater than $5,000,000

Additionally, we may limit the amount that may be annuitized on a single life to $5,000,000.  If the total amount to be annuitized is greater than $5,000,000, the Contract Owner must:

(1)	reduce the amount to be annuitized to $5,000,000 or less by taking a partial withdrawal from the contract;

(2)	reduce the amount to be annuitized to $5,000,000 or less by exchanging the portion of the Contract Value in excess of $5,000,000 to another annuity contract; or

(3)	annuitize the portion of the Contract Value in excess of $5,000,000 under an annuity payment option with a term certain, if available.

Statements and Reports

Nationwide will mail Contract Owners statements and reports.  Therefore, Contract Owners should promptly notify Nationwide of any address change.

These mailings will contain:

•	statements showing the contract's quarterly activity;

•
confirmation statements showing transactions that affect the contract's value.  Confirmation statements will not be sent for recurring transactions (i.e., salary reduction programs).  Instead, confirmation of recurring transactions will appear in the contract's quarterly statements; and

•	semi-annual and annual reports of allocated underlying mutual funds.

Contract Owners can receive information from Nationwide faster and reduce the amount of mail they receive by signing up for Nationwide's eDelivery program.  Nationwide will notify Contract Owners by email when important documents (statements, prospectuses and other documents) are ready for a Contract Owner to view, print, or download from Nationwide's secure server. To choose this option, go to www.nationwide.com/login.

Contract Owners should review statements and confirmations carefully.  All errors or corrections must be reported to Nationwide immediately to assure proper crediting to the contract.  Unless Nationwide is notified within 30 days of receipt of the statement, Nationwide will assume statements and confirmation statements are correct.

IMPORTANT NOTICE REGARDING DELIVERY OF SECURITY HOLDER DOCUMENTS

When multiple copies of the same disclosure document(s), such as prospectuses, supplements, proxy statements and semi-annual and annual reports are required to be mailed to multiple Contract Owners in the same household, Nationwide will mail only 1 copy of each document, unless notified otherwise by the Contract Owner(s).  Household delivery will continue for the life of the contracts.

A Contract Owner can revoke their consent to household delivery and reinstitute individual delivery by calling 1-866-223-0303 or by writing to the address on page 1 of this prospectus.  Nationwide will reinstitute individual delivery within 30 days after receiving such notification.

Legal Proceedings

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, "the Company") was formed in November 1996.  NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), an affiliated distribution network that markets directly to its customer base.  NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a subject to legal and regulatory proceedings in the ordinary course of its business. The Company's legal and regulatory matters include proceedings specific to the Company and other proceedings generally applicable to business practices in the industries in which the Company operates. The Company's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcomes cannot be predicted. Regulatory proceedings also could affect the outcome of one or more of the Company's litigations matters. Furthermore, it is often not possible to determine the ultimate outcomes of the pending regulatory investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs' claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. Management believes, however, that based on their currently known information, the ultimate outcome of all pending legal and regulatory matters is not likely to have a material adverse effect on the Company's consolidated financial position. Nonetheless, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that such outcomes could materially affect the Company's consolidated financial position or results of operations in a particular quarter or annual period.

The financial services industry has been the subject of increasing scrutiny on a broad range of issues by regulators and legislators. The Company and/or its affiliates have been contacted by, self reported or received subpoenas from state and federal regulatory agencies, including the Securities and Exchange Commission, and other governmental bodies, state securities law regulators and state attorneys general for information relating to, among other things, compensation, the allocation of compensation, revenue sharing and bidding arrangements, market-timing, anticompetitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, and the use of side agreements and finite reinsurance agreements. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC's operations.

A promotional and marketing arrangement associated with the Company's offering of a retirement plan product and related services in Alabama was investigated by the Alabama Attorney General, which assumed the investigation from the Alabama Securities Commission. On October 27, 2010, the State Attorney General announced a settlement agreement, subject to court approval, between the Company and the State of Alabama, the Alabama Department of Insurance, the Alabama Securities Commission, and the Alabama State Personnel Board. If the court approves the settlement agreement, the Company currently expects that the settlement will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the settlement may have on the Company's retirement plan operations with respect to promotional and marketing arrangements in general in the future.

On September 10, 2009, Nationwide Retirement Solutions, Inc. (NRS) was named in a lawsuit filed in the Circuit Court for Montgomery County, Alabama entitled Twanna Brown, Individually and on behalf of all other persons in Alabama who are similarly situated, v Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc., Edwin "Mac" McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson, and Robert Wagstaff; and Unknown Defendants A-Z. On February 17, 2010, Brown filed an Amended Complaint alleging in Count One, that all the defendants were involved in a civil conspiracy and seeks to recover actual damages, forfeiture of all other payments and/or salaries to be the fruit of such other payments, punitive damages and costs and attorneys fees. In Count Two, although NRS is not named, it is alleged that the remaining defendants breached their fiduciary duties and seeks actual damages, forfeiture of all other payments and/or salaries to be the fruit of such other payments, punitive damages and costs and attorneys fees. In Count Three, although NRS is not named, the plaintiff seeks declaratory relief that the individual defendants breached their fiduciary duties, seeks injunctive relief permanently removing said defendants from their respective offices in the Alabama State Employees Association (ASEA) and PEBCO and costs and attorneys fees. In Count Four, it alleges that any money Nationwide paid belonged exclusively to ASEA for the use and benefit of its membership at large and not for the personal benefit of the individual defendants. Plaintiff seeks to recover actual damages from the individual defendants, forfeiture of all other payments and/or salaries to be the fruit of such other payments, punitive damages and costs and attorneys fees. On March 10, 2011, the plaintiff filed a Notice of Dismissal. The Company continues to defend this case vigorously.

On November 20, 2007, NRS and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On March 12, 2010, NRS and NLIC were named in a Second Amended Class Action Complaint filed in the Circuit Court of Jefferson County, Alabama entitled Steven E. Coker, Sandra H. Turner, David N. Lichtenstein and a class of similarly situated individuals v. Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc, Alabama State Employees Association, Inc., PEBCO, Inc. and Fictitious Defendants A to Z claiming to represent a class of all participants in the ASEA Plan, excluding members of the Deferred Compensation Committee, ASEA's directors, officers and board members, and PEBCO's directors, officers and board members. The class period is from November 20, 2001 to the date of trial. In the second amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The second amended class action complaint seeks a disgorgement of amounts paid, compensatory damages and punitive damages, plus interest, attorneys' fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. On April 2, 2010, NRS and NLIC filed an answer. On June 4, 2010, the plaintiffs filed a motion for class certification. On July 8, 2010, the defendants filed their briefs in opposition to plaintiffs' motion for class certification. On October 17, 2010, Twanna Brown filed a motion to intervene in this case. On October 22, 2010, the parties to this action executed a stipulation of settlement that agrees to certify a class for settlement purposes only, that provides for payments to the settlement class, and that provides for releases, certain bar orders, and dismissal of the case, subject to the Circuit Courts' approval. After a hearing on November 5, 2010, on November 9, 2010, the Court denied Brown's motion to intervene. On November 13, 2010, the Court issued a Preliminary Approval Order and held a Settlement Fairness Hearing on January 26, 2011. On November 22, 2010, Brown filed a Notice of Appeal with the Supreme Court of Alabama, appealing the Preliminary Approval Order. On January 25, 2011, the Alabama Supreme Court dismissed the appeal. Class notices were sent out on November 24, 2010. On December 3, 2010, Brown filed a motion with the trial court to stay this case. On December 22, 2010, Brown filed with the Alabama Supreme Court, a motion to stay all further Gwin trial court proceedings until Ms. Brown's appeal of the certification order is decided. On January 25, 2011, the Alabama Supreme Court denied Brown's motion to stay. On February 28, 2011, the Court entered its Order permitting ASEA/PEBCO to assert indemnification claims for attorneys' fees and costs, but barring them from asserting any other claims for indemnification. On March 3, 2011, ASEA and PEBCO filed a cross claim against NLIC and NRS seeking indemnification. On March 9, 2011, the Court severed the cross claim. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on Behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et al. The plaintiffs seek to represent a class of all current or former NEA members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated ERISA by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys' fees. On May 23, 2008, the Court granted the defendants' motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On December 20, 2010, the 9th Circuit Court of Appeals affirmed the dismissal of this case and entered judgment. The plaintiffs did not file a writ of certiorari with the US Supreme Court. NLIC intends to continue to defend this case vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. In the plaintiffs' sixth amended complaint, filed November 18, 2009, they amended the list of named plaintiffs and claim to represent a class of qualified retirement plan trustees under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys' fees. On November 6, 2009, the Court granted the plaintiff's motion for class certification and certified a class of "All trustees of all employee pension benefit plans covered by ERISA which had variable annuity contracts with NFS and NLIC or whose participants had individual variable annuity contracts with NFS and NLIC at any time from January 1, 1996, or the first date NFS and NLIC began receiving payments from mutual funds based on a percentage of assets invested in the funds by NFS and NLIC, whichever came first, to the date of November 6, 2009". On October 20, 2010, the Second Circuit Court of Appeals granted NLIC's 23(f) petition agreeing to hear an appeal of the District Court's order granting class certification. On October 21, 2010, the District Court dismissed NFS from the lawsuit. On October 27, 2010, the District Court stayed the underlying action pending a decision from the Second Circuit Court of Appeals. On March 2, 2011, the Company filed its brief in the 2nd Circuit Court of Appeals. NLIC continues to defend this lawsuit vigorously.

On May 14, 2010, NLIC was named in a lawsuit filed in the Western District of New York entitled Sandra L. Meidenbauer, on behalf of herself and all others similarly situated v. Nationwide Life Insurance Company. The plaintiff claims to represent a class of all individuals who purchased a variable life insurance policy from NLIC during an unspecified period. The complaint claims breach of contract, alleging that NLIC charged excessive monthly deductions and costs of insurance resulting in reduced policy values and, in some cases, premature lapsing of policies. The complaint seeks reimbursement of excessive charges, costs, interest, attorney's fees, and other relief. NLIC filed a motion to dismiss the complaint on July 23, 2010. NLIC filed a motion to disqualify the proposed class representative on August 27, 2010. Plaintiff filed a motion to amend the complaint on September 17, 2010, and NLIC filed an opposition to the motion to amend on November 2, 2010. Those motions have been fully briefed. NLIC continues to vigorously defend this case.

On October 22, 2010, NRS was named in a lawsuit filed in the United States District Court, Middle District of Florida, Orlando Division entitled Camille McCullough, and Melanie Monroe, Individually and on behalf of all others similarly situated v. National Association of Counties, NACo Research Foundation, NACo Financial Services Corp., NACo Financial Center, and Nationwide Retirement Solutions, Inc. The Plaintiffs' First Amended Class Action Complaint and Demand for Jury Trial was filed on February 18, 2011. If the Court determines that the Plan is governed by ERISA, then Plaintiffs seek to represent a class of "All natural persons in the United States who are currently employed or previously were employed at any point during the six years preceding the date Plaintiffs filed their Original Class Action Complaint, by a government entity that is or was a member of the National Association of Counties, and who participate or participated in the Section 457 Deferred Compensation Plan for Public Employees endorsed by the National Association of Counties and administered by Nationwide Retirement Solutions, Inc." If the Court determines that the Plan is not governed by ERISA, then the Plaintiffs seek to represent a class of "All natural persons in the United States who are currently employed or previously were employed at any point during the four years preceding the date Plaintiffs filed their Original Class Action Complaint, by a government entity that is or was a member of the National Association of Counties, and who participate or participated in a Section 457 Deferred Compensation Plan for Public Employees endorsed by the National Association of Counties and administered by Nationwide Retirement Solutions, Inc." The First Amended Complaint alleges ERISA Violation, Breach of Fiduciary Duty - NACo, Aiding and Abetting Breach of Fiduciary Duty - Nationwide, Breach of Fiduciary Duty - Nationwide, and Aiding and Abetting Breach of Fiduciary Duty - NACo. The First Amended Complaint asks for actual damages, lost profits, lost opportunity costs, restitution, and/or other injunctive or other relief, including without limitation (a) ordering Nationwide and NACo to restore all plan losses, (b) ordering Nationwide to refund all fees associated with Nationwide's Plan to Plaintiffs and Class members, (c) ordering NACo and Nationwide to pay the expenses and losses incurred by Plaintiffs and/or any Class member as a proximate result of Defendants' breaches of fiduciary duty, (d) forcing NACo to forfeit the fees that NACo received from Nationwide for promoting and endorsing its Plan and disgorging all profits, benefits, and other compensation obtained by NACo from its wrongful conduct, and (e) awarding Plaintiff and Class members their reasonable and necessary attorney's fees and cost incurred in connection with this suit, punitive damages, and pre-judgment and post judgment interest, at the highest rates allowed by law, on the damages awarded. On March 21, 2011, the Company filed a motion to dismiss the plaintiffs' first amended complaint. The Company intends to defend this case vigorously.

On December 27, 2006, NLIC and NRS were named as defendants in a lawsuit filed in Circuit Court, Cole County Missouri entitled State of Missouri, Office of Administration, and Missouri State Employees Deferred Comp Plan v NLIC and NRS. The complaint seeks recovery for breach of contract and breach of the implied covenant of good faith and fair dealing against NLIC and NRS as well as a breach of fiduciary duty against NRS. The complaint seeks to recover the amount of the market value adjustment withheld by NLIC ($18,586,380), prejudgment interest, loss of investment income from ING due to Nationwide's assessment of the market value adjustment, and an accounting. On March 8, 2007 the Company filed a motion to remove this case from state court to federal court in Missouri. On March 20, 2007 the State filed a motion to remand to state court and to stay court order. On April 3, 2007 the case was remanded to state court. On June 25, 2007 the Companies filed an Answer. On October 16, 2009, the plaintiff filed a partial motion for summary judgment. On November 20, 2009, the Companies filed a response to the plaintiff's motion for summary judgment and also filed a motion for summary judgment on behalf of the Companies. On February 26, 2010, the court denied Missouri's partial motion for summary judgment and granted Nationwide's motion for summary judgment and dismissed the case. On March 8, 2011, the Missouri Court of Appeals reversed the granting of Nationwide's motion for summary judgment and directed the trial court to enter judgment in favor of the State and against Nationwide in the amount of $18,586,380, plus statutory interest at the rate of 9% per annum from June 2, 2006. On March 22, 2011, the Companies filed with the Missouri Court of Appeals, a motion for rehearing and an application for transfer to the Supreme Court of Missouri. The Companies intend to defend this case vigorously.

The general distributor, NISC, is not engaged in any litigation of any material nature.

Table of Contents of the Statement of Additional Information	Page
General Information and History	1
Services	1
Purchase of Securities Being Offered	1
Underwriters	1
Advertising	2
Annuity Payments	2
Condensed Financial Information Financial Statements	2 3

To learn more about this product, you should read the Statement of Additional Information (the "SAI") dated the same date as this prospectus.  For a free copy of the SAI and to request other information about this product please call our Service Center at 1-877-877-2716 (TDD 1-800-238-3035) or write to us at Nationwide Life Insurance Company, 5100 Rings Road, RR1-04-F4, Dublin, Ohio 43017.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus.  The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the product.  Information about us and the product (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549.  Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

Investment Company Act of 1940 Registration File No. 811-02716
Securities Act of 1933 Registration File No.

Appendix A: Underlying Mutual Funds

Below is a list of the available Sub-Accounts and information about the corresponding underlying mutual funds in which they invest.  The underlying mutual funds in which the Sub-Accounts invest are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.  There is no guarantee that the investment objectives will be met.  Please refer to the prospectus for each underlying mutual fund for more detailed information.

Designations Key:
FF:
The underlying mutual fund corresponding to this Sub-Account primarily invests in other mutual funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors in this Sub-Account may incur higher charges than if the assets were invested in an underlying mutual fund that does not invest in other mutual funds.   Please refer to the prospectus for this underlying mutual fund for more information.

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Balanced Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks a high level of total return through investment in both equity and fixed income securities.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Conservative Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks a high level of total return consistent with a conservative level of risk as compared to other Cardinal Funds.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderately Conservative Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The fund seeks a high level of total return consistent with a moderately conservative level of risk.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Investor Destinations Balanced Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The NVIT Investor Destinations Balanced Fund seeks a high level of total return through investment in both equity and fixed-income securities.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The NVIT Investor Destinations Conservative Fund seeks a high level of total return consistent with a conservative level of risk as compared to other Investor Destinations Funds.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The NVIT Investor Destinations Moderately Conservative Fund seeks a high level of total return consistent with a moderately conservative level of risk.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Federated Investment Management Company
Investment Objective:	The Fund seeks as high a level of current income as is consistent with preserving capital and maintaining liquidity.

Appendix B: Condensed Financial Information

Because the contracts described in this prospectus have not been previously made available for sale, there are no Accumulation Unit values for the year ending December 31, 2010.  The Statement of Additional Information is available FREE OF CHARGE by:

calling:	1-877-877-2716, TDD 1-800-238-3035
writing:	Nationwide Life Insurance Company
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017-1522
checking
on-line at:	www.nationwide.com

Appendix C: Contract Types and Tax Information

Types of Contracts

The contracts described in this prospectus are classified according to the tax treatment to which they are subject under the Internal Revenue Code (the "Code").  Following is a general description of the various contract types.  Eligibility requirements, tax benefits (if any), limitations, and other features of the contracts will differ depending on contract type.

Individual Retirement Annuities (IRAs)

IRAs are contracts that satisfy the provisions of Section 408(b) of the Code, including the following requirements:

•	the contract is not transferable by the owner;

•	the purchase payments are not fixed;

•
if the contract owner is younger than age 50, the annual purchase payments cannot exceed $5,000; if the contract owner is age 50 or older, the annual purchase payment cannot exceed $6,000 (although rollovers of greater amounts from Qualified Plans and other IRAs can be received);

•	certain minimum distribution requirements must be satisfied after the owner attains the age of 70½;

•	the entire interest of the owner in the contract is nonforfeitable; and

•	after the death of the owner, additional distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

Depending on the circumstance of the owner, all or a portion of the contributions made to the account may be deducted for federal income tax purposes.

IRAs may receive rollover contributions from other Individual Retirement Accounts, other Individual Retirement Annuities, certain 457 governmental plans and qualified retirement plans (including 401(k) plans).

When the owner of an IRA attains the age of 70½, the Code requires that certain minimum distributions be made.  In addition, upon the death of the owner of an IRA, mandatory distribution requirements are imposed by the Code to ensure distribution of the entire contract value within the required statutory period.  Due to recent changes in Treasury Regulations, the amount used to compute the mandatory distributions may exceed the contract value.

Failure to make the mandatory distributions can result in an additional penalty tax of 50% of the excess of the amount required to be distributed over the amount that was actually distributed.

For further details regarding IRAs, please refer to the disclosure statement provided when the IRA was established and the annuity contract's IRA endorsement.

As used herein, the term "individual retirement plans" shall refer to both individual retirement annuities and individual retirement accounts that are described in Section 408 of the Code.

Roth IRAs

Roth IRA contracts are contracts that satisfy the provisions of Section 408A of the Code, including the following requirements:

•	the contract is not transferable by the owner;

•	the purchase payments are not fixed;

•
if the contract owner is younger than age 50, the annual purchase payments cannot exceed $5,000; if the contract owner is age 50 or older, the annual purchase payments cannot exceed $6,000 (although rollovers of greater amounts from other Roth IRAs and other individual retirement plans can be received);

•	the entire interest of the owner in the contract is nonforfeitable; and

•	after the death of the owner, certain distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

A Roth IRA can receive a rollover from an individual retirement plan or another eligible retirement plan; however, the amount rolled over from the individual retirement plan or eligible retirement plan to the Roth IRA is required to be included in the owner's federal gross income at the time of the rollover, and will be subject to federal income tax.

There are income limitations on eligibility to participate in a Roth IRA rollover and additional income limitations for eligibility to rollover amounts from an individual retirement plan or eligible retirement plan to a Roth IRA.

For further details regarding Roth IRAs, please refer to the disclosure statement provided when the Roth IRA was established and the annuity contract's IRA endorsement.

Federal Tax Considerations

Federal Income Taxes

The tax consequences of purchasing a contract described in this prospectus will depend on:

•	the type of contract purchased;

•	the purposes for which the contract is purchased; and

•	the personal circumstances of individual investors having interests in the contracts.

Existing tax rules are subject to change, and may affect individuals differently depending on their situation.  Nationwide does not guarantee the tax status of any contracts or any transactions involving the contracts.

The following is a brief summary of some of the federal income tax considerations related to the types of contracts sold in connection with this prospectus.  In addition to the federal income tax, distributions from annuity contracts may be subject to state and local income taxes.  The tax rules across all states and localities are not uniform and therefore will not be discussed in this prospectus.  Tax rules that may apply to contracts issued in U.S. territories such as Puerto Rico and Guam are also not discussed.  Nothing in this prospectus should be considered to be tax advice.  Purchasers and prospective purchasers of the contract should consult a financial consultant, tax advisor or legal counsel to discuss the taxation and use of the contracts.

IRAs

Distributions from IRAs are generally taxed as ordinary income when received.  If any of the amounts contributed to the Individual Retirement Annuity were nondeductible for federal income tax purposes, then a portion of each distribution is excludable from income.

If distributions of income from an IRA are made prior to the date that the owner attains the age of 59½ years, the income is subject to the regular income tax, and an additional penalty tax of 10% is generally applicable.  The 10% penalty tax can be avoided if the distribution is:

•	made to a beneficiary on or after the death of the owner;

•	attributable to the owner becoming disabled (as defined in the Code);

•
part of a series of substantially equal periodic payments made not less frequently than annually, made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and his or her designated beneficiary;

•	used for qualified higher education expenses; or

•	used for expenses attributable to the purchase of a home for a qualified first-time buyer.

If the contract owner dies before the contract is completely distributed, the balance will be included in the contract owner's gross estate for tax purposes.

Roth IRAs

Distributions of earnings from Roth IRAs are taxable or nontaxable depending upon whether they are "qualified distributions" or "non-qualified distributions."  A "qualified distribution" satisfies the 5-year rule and meets 1 of the following requirements:

•	it is made on or after the date on which the contract owner attains age 59½;

•	it is made to a beneficiary (or the contract owner's estate) on or after the death of the contract owner;

•	it is attributable to the contract owner's disability; or

•	it is used for expenses attributable to the purchase of a home for a qualified first-time buyer.

The 5-year rule generally is satisfied if the distribution is not made within the 5-year period beginning with the first taxable year in which a contribution is made to any Roth IRA established for the owner.

A qualified distribution is not included in gross income for federal income tax purposes.

A non-qualified distribution is not includable in gross income to the extent that the distribution, when added to all previous distributions, does not exceed the total amount of contributions made to the Roth IRA.  Any non-qualified distribution in excess of total contributions is includable in the contract owner's gross income as ordinary income in the year that it is distributed to the contract owner.

Special rules apply for Roth IRAs that have proceeds received from an individual retirement plan prior to January 1, 1999 if the owner elected the special 4-year income averaging provisions that were in effect for 1998.

If non-qualified distributions of income from a Roth IRA are made prior to the date that the owner attains the age of 59½ years, the income is subject to both the regular income tax and an additional penalty tax of 10%.  The penalty tax can be avoided if the distribution is:

•	made to a beneficiary on or after the death of the owner; attributable to the owner becoming disabled (as defined in the Code);

•
part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and his or her designated beneficiary;

•	for qualified higher education expenses; or

•	used for expenses attributable to the purchase of a home for a qualified first-time buyer.

If the contract owner dies before the contract is completely distributed, the balance will be included in the contract owner's gross estate for tax purposes.

Same-Sex Marriages, Domestic Partnership and Other Similar Relationships

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code Section 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax advisor. To the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any annuity holder's spouse.

Withholding

Pre-death distributions from the contracts are subject to federal income tax.  Nationwide will withhold the tax from the distributions unless the contract owner requests otherwise.

In some circumstances, the Code will not permit contract owners to waive withholding.  Such circumstances include:

•	if the payee does not provide Nationwide with a taxpayer identification number; or

•	if Nationwide receives notice from the Internal Revenue Service that the taxpayer identification number furnished by the payee is incorrect.

If a contract owner is prohibited from waiving withholding, as described above, the distribution will be subject to mandatory backup withholding.  The mandatory backup withholding rate is established by Section 3406 of the Code and is applied against the amount of income that is distributed.

Non-Resident Aliens

Generally, a pre-death distribution from a contract to a non-resident alien is subject to federal income tax at a rate of 30% of the amount of income that is distributed.  Nationwide is required to withhold this amount and send it to the Internal Revenue Service.  Some distributions to non-resident aliens may be subject to a lower (or no) tax if a treaty applies.  In order to obtain the benefits of such a treaty, the non-resident alien must:

(1)	provide Nationwide with a properly completed withholding certificate claiming the treaty benefit of a lower tax rate or exemption from tax; and

(2)	provide Nationwide with an individual taxpayer identification number.

If the non-resident alien does not meet the above conditions, Nationwide will withhold 30% of income from the distribution.

Another exemption from the 30% withholding rate is for the non-resident alien to provide Nationwide with sufficient evidence that:

(1)	the distribution is connected to the non-resident alien's conduct of business in the United States;

(2)	the distribution is includable in the non-resident alien's gross income for United States federal income tax purposes; and

(3)	provide Nationwide with a properly completed withholding certificate claiming the exemption.

Note that for the preceding exemption, the distributions would be subject to the same withholding rules that are applicable to payments to United States persons, including backup withholding, which is currently at a rate of 28%, if a correct taxpayer identification number is not provided.

This prospectus does not address any tax matters that may arise by reason of application of the laws of a non-resident alien's country of citizenship and/or country of residence.  Purchasers and prospective purchasers should consult a financial consultant, tax advisor, or legal counsel to discuss the applicability of laws of those jurisdictions to the purchase or ownership of a contract.

Required Distributions

The Code requires that certain distributions be made from the contracts issued in conjunction with this prospectus.  Following is an overview of the required distribution rules applicable to each type of contract.  Please consult a qualified tax or financial advisor for more specific required distribution information.

Required Distributions – General Information

In general, a beneficiary is an individual or other entity that the contract owner designates to receive death proceeds upon the contract owner's death.  The distribution rules in the Code make a distinction between "beneficiary" and "designated beneficiary" when determining the life expectancy that may be used for payments that are made from IRAs and Roth IRAs after the death of the annuitant.  A designated beneficiary is a natural person who is designated by the contract owner as the beneficiary under the contract.  Non-natural beneficiaries (e.g. charities or certain trusts) are not designated beneficiaries for the purpose of required distributions and the life expectancy of such a beneficiary is 0.

Life expectancies and joint life expectancies will be determined in accordance with the relevant guidance provided by the Internal Revenue Service and the Treasury Department, including but not limited to Treasury Regulation 1.72-9 and Treasury Regulation 1.401(a)(9)-9.

Required distributions paid upon the death of the contract owner are paid to the beneficiary or beneficiaries stipulated by the contract owner.  How quickly the distributions must be made may be determined with respect to the life expectancies of the beneficiaries.  The beneficiaries used in the determination of the distribution period do not have to be determined until September 30 of the year following the contract owner's death.  If there is more than one beneficiary, the life expectancy of the beneficiary with the shortest life expectancy is used to determine the distribution period.  Any beneficiary that is not a designated beneficiary has a life expectancy of 0.

Required Distributions for IRAs and Roth IRAs

Distributions from an IRA must begin no later than April 1 of the calendar year following the calendar year in which the Contract Owner reaches age 70½.  Distributions may be paid in a lump sum or in substantially equal payments over:

(a)	the life of the contract owner or the joint lives of the contract owner and the contract owner's designated beneficiary; or

(b)
a period not longer than the period determined under the table in Treasury Regulation 1.401(a)(9)-9, which is the deemed joint life expectancy of the contract owner and a person 10 years younger than the contract owner.  If the designated beneficiary is the spouse of the contract owner, the period may not exceed the longer of the period determined under such table or the joint life expectancy of the contract owner and the contract owner's spouse, determined in accordance with Treasury Regulation 1.72-9, or such additional guidance as may be provided pursuant to Treasury Regulation 1.401(a)(9)-9.

For IRAs, required distributions do not have to be withdrawn from this contract if they are being withdrawn from another IRA of the contract owner.

If the contract owner's entire interest in an IRA will be distributed in equal or substantially equal payments over a period described in (a) or (b) above, the payments must begin on or before the required beginning date.  The required beginning date is April 1 of the calendar year following the calendar year in which the contract owner reaches age 70½.  The rules for Roth IRAs do not require distributions to begin during the contract owner's lifetime, therefore, the required beginning date is not applicable to Roth IRAs.

Due to recent changes in Treasury Regulations, the amount used to compute the minimum distribution requirement may exceed the contract value.

If the contract owner dies before the required beginning date (in the case of an IRA) or before the entire contract value is distributed (in the case of Roth IRAs), any remaining interest in the contract must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:

(a)
if the designated beneficiary is the contract owner's spouse, the applicable distribution period is the surviving spouse's remaining life expectancy using the surviving spouse's birthday for each distribution calendar year after the calendar year of the contract owner's death.  For calendar years after the death of the contract owner's surviving spouse, the applicable distribution period is the spouse's remaining life expectancy using the spouse's age in the calendar year of the spouse's death, reduced by 1 for each calendar year that elapsed since the calendar year immediately following the calendar year of the spouse's death;

(b)
if the designated beneficiary is not the contract owner's surviving spouse, the applicable distribution period is the designated beneficiary's remaining life expectancy using the designated beneficiary's birthday in the calendar year immediately following the calendar year of the contract owner's death, reduced by 1 for each calendar year that elapsed thereafter; and

(c)	if there is no designated beneficiary, the entire balance of the contract must be distributed by December 31 of the 5th year following the contract owner's death.

If the contract owner dies on or after the required beginning date, the interest in the IRA must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:

(a)
if the designated beneficiary is the contract owner's spouse, the applicable distribution period is the surviving spouse's remaining life expectancy using the surviving spouse's birthday for each distribution calendar year after the calendar year of the contract owner's death.  For calendar years after the death of the contract owner's surviving spouse, the applicable distribution period is the greater of (a) the contract owner's remaining life expectancy using the contract owner's birthday in the calendar year of the contract owner's death, reduced by 1 for each year thereafter; or (b) the spouse's remaining life expectancy using the spouse's age in the calendar year of the spouse's death, reduced by 1 for each calendar year that elapsed since the calendar year immediately following the calendar year of the spouse's death;

(b)
if the designated beneficiary is not the contract owner's surviving spouse, the applicable distribution period is the greater of (a) the contract owner's remaining life expectancy using the contract owner's birthday in the calendar year of the contract owner's death, reduced by 1 for each year thereafter; or (b) the designated beneficiary's remaining life expectancy using the designated beneficiary's birthday in the calendar year immediately following the calendar year of the contract owner's death, reduced by 1 for each calendar year that elapsed thereafter; and

(c)
if there is no designated beneficiary, the applicable distribution period is the contract owner's remaining life expectancy using the contract owner's birthday in the calendar year of the contract owner's death, reduced by 1 for each year thereafter.

If distribution requirements are not met, a penalty tax of 50% is levied on the difference between the amount that should have been distributed for that year and the amount that actually was distributed for that year.

For IRAs, all or a portion of each distribution will be included in the recipient's gross income and taxed at ordinary income tax rates.  The portion of a distribution that is taxable is based on the ratio between the amount by which non-deductible purchase payments exceed prior non-taxable distributions and total account balances at the time of the distribution.  The owner of an IRA must annually report the amount of non-deductible purchase payments, the amount of any distribution, the amount by which non-deductible purchase payments for all years exceed non-taxable distributions for all years, and the total balance of all IRAs.

Distributions from Roth IRAs may be either taxable or non-taxable, depending upon whether they are "qualified distributions" or "non-qualified distributions."

Tax Changes

The foregoing tax information is based on Nationwide's understanding of federal tax laws.  It is NOT intended as tax advice.  All information is subject to change without notice.  You should consult with your personal tax and/or financial advisor for more information.

In 2001, the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) was enacted.  EGTRRA made numerous changes to the Code, including the following:

•	generally lowering federal income tax rates;

•	increasing the amounts that may be contributed to various retirement plans, such as IRAs and Roth IRAs;

•	increasing the portability of various retirement plans by permitting individual retirement plans, Qualified Plans and certain governmental 457 plans to "roll" money from 1 plan to another;

•	reducing the highest federal estate tax rates; and

•	increasing the estate tax credit.

Federal tax laws are subject to change, and there can be no guarantee that the tax rules applicable to the ownership of an IRA or a Roth IRA may not be modified in the future.

State Taxation

The tax rules across the various states and localities are not uniform and therefore are not discussed in this prospectus.  Tax rules that may apply to contracts issued in U.S. territories such as Puerto Rico and Guam are also not discussed.  Purchasers and prospective purchasers should consult a financial consultant, tax advisor, or legal counsel to discuss the taxation and use of the contracts.

Appendix D: Spousal Continuation Option Calculation

The following table provides the Lifetime Withdrawal Percentage reduction factors that are applicable when a Contract Owner elects the Spousal Continuation Option.

Age of Spouse when Contract Owner reaches age 65	Percent multiplied by the Original Lifetime Withdrawal Percentage and, if applicable, the Standard Lifetime Withdrawal Percentage
40	47%
41	48%
42	49%
43	49%
44	49%
45	49%
46	50%
47	52%
48	53%
49	55%
50	57%
51	58%
52	60%
53	61%
54	63%
55	64%
56	66%
57	67%
58	69%
59	70%
60	72%
61	73%
62	75%
63	76%
64	78%
65	79%
66	81%
67	82%
68	83%
69	85%
70	86%
71	87%
72	88%

Example of the calculation of the Lifetime Withdrawal Percentage when the Spousal Continuation Option is elected:

In this example, the Contract Owner transfers his/her Previous Plan's assets to this contract and makes two additional purchase payments.  In addition, the Contract Owner elects the Spousal Continuation Option at the time of application:

Initial Purchase Payment:		$150,000
Additional Purchase Payment #1:		$150
Additional Purchase Payment #2:		$6,000
Original Lifetime Withdrawal Percentage:		6.5%
Standard Lifetime Withdrawal Percentage:		4.0%
Spouse's Age when the Contract Owner reaches age 65 Reduction factor from the above table		55 64%

First, the Original Lifetime Withdrawal Percentage and the Standard Lifetime Withdrawal Percentage are multiplied by the reduction factor resulting in a reduced Original Lifetime Withdrawal Percentage and Standard Lifetime Withdrawal Percentage, as follows:

6.5% × 64% 4% × 64%	= =	4.16% 2.56%
Next, the reduced Original Lifetime Withdrawal Percentage and Standard Lifetime Withdrawal Percentages are applied to the Lifetime Withdrawal Percentage calculation, as follows:
($150,000 × 4.16%) + (($150 + $6,000) × 2.56%) $150,000 + $150 + $6,000	=	4.10%
Therefore, the Contract Owner's Lifetime Withdrawal Percentage would be 4.10% if he/she elected the Spousal Continuation Option.

STATEMENT OF ADDITIONAL INFORMATION
Individual Flexible Premium Deferred Variable Annuity Contracts
Issued by Nationwide Life Insurance Company
through its Nationwide Variable Account

This Statement of Additional Information is not a prospectus and is dated ___________, 2011.  It contains information in addition to and more detailed than set forth in the prospectus and should be read in conjunction with the prospectus dated ___________, 2011.  The prospectus may be obtained from Nationwide Life Insurance Company by writing 5100 Rings Road, RR1-04-F4, Dublin, Ohio 43017-1522, or calling 1-877-877-2716, TDD 1-800-238-3035.

Table of Contents of the Statement of Additional Information	Page
General Information and History	1
Services	1
Purchase of Securities Being Offered	1
Underwriters	1
Advertising	2
Annuity Payments	2
Condensed Financial Information Financial Statements	2 3

General Information and History

Nationwide is a stock life insurance company organized under the laws of the State of Ohio in March 1929 with its home office at One Nationwide Plaza, Columbus, Ohio 43215.  Nationwide provides life insurance, annuities and retirement products.  Nationwide is admitted to do business in all states, the District of Columbia and Puerto Rico.  Nationwide is a member of the Nationwide group of companies and all of its common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company.  Nationwide Corporation owns all of NFS's common stock and is a holding company, as well.  All of Nationwide Corporation's common stock is held by Nationwide Mutual Insurance Company (95.2%) and Nationwide Mutual Fire Insurance Company (4.8%), the ultimate controlling persons of the Nationwide group of companies. The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $148.7 billion as of December 31, 2010.

Services

Nationwide, which has responsibility for administration of the contracts and the Variable Account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each Contract Owner and the number and type of contracts issued to each Contract Owner and records with respect to the Contract Value.

The custodian of the assets of the Variable Account is Nationwide.  Nationwide will maintain a record of all purchases and redemptions of shares of the underlying mutual funds.  Nationwide, or its affiliates, may have entered into agreements with the underlying mutual funds and/or their affiliates.  The agreements relate to services furnished by Nationwide or an affiliate of Nationwide.  Some of the services provided include distribution of underlying fund prospectuses, semi-annual and annual fund reports, proxy materials and fund communications, as well as maintaining the websites and voice response systems necessary for Contract Owners to execute trades in the underlying mutual funds.  Nationwide also acts as a limited agent for the funds for purposes of accepting the trades.

See “Underlying Mutual Fund Payments” located in the prospectus.

Distribution, Promotional, and Sales Expenses

No commissions are payable on the sale of a contract described in the prospectus.

Independent Registered Public Accounting Firm

[To be filed by subsequent Pre-Effective Amendment.]

Purchase of Securities Being Offered

The contracts will be sold by licensed insurance agents in the states where the contracts may be lawfully sold. Such agents will be registered representatives of a broker-dealer registered under the Securities Exchange Act of 1934 who is a member of the Financial Industry Regulatory Authority (“FINRA”).

Underwriters

The contracts, which are offered continuously, are distributed by Nationwide Investment Services Corporation ("NISC"), One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned subsidiary of Nationwide.  For contracts issued in Michigan, all references to NISC will mean Nationwide Investment Svcs. Corporation.  During the fiscal years ended December 31, 2010, 2009 and 2008, no underwriting commissions were paid by Nationwide to NISC.

1

Advertising

Money Market Yields

Nationwide may advertise the "yield" and "effective yield" for the money market Sub-Account.  Yield and effective yield are annualized, which means that it is assumed that the underlying mutual fund generates the same level of net income throughout a year.

Yield is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the underlying mutual fund's units.  The effective yield is calculated similarly, but reflects assumed compounding, calculated under rules prescribed by the SEC.  Thus, effective yield will be slightly higher than yield, due to the compounding.

Historical Performance of the Sub-Accounts

Nationwide will advertise historical performance of the Sub-Accounts in accordance with SEC prescribed calculations.  Performance information is annualized.  However, if a Sub-Account has been available in the Variable Account for less than one year, the performance information for that Sub-Account is not annualized.

Performance information is based on historical earnings and is not intended to predict or project future results.

Standardized performance will reflect the maximum Variable Account fees possible under the contract.  Non-standardized performance, which will be accompanied by standardized performance, will reflect other expense structures contemplated under the contract.  The expense assumptions will be stated in the advertisement.

Additional Materials

Nationwide may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials.

Performance Comparisons

Each Sub-Account may, from time to time, include in advertisements the ranking of its performance figures compared with performance figures of other annuity contracts’ Sub-Accounts with the same investment objectives which are created by Lipper Analytical Services, Morningstar, Inc. or other recognized ranking services.

Annuity Payments

See "Frequency and Amount of Annuity Payments" located in the prospectus.

Condensed Financial Information

The contracts were not available for sale as of December 31, 2010.  Therefore, no Condensed Financial Information is available.

2

Financial Statements

[To be filed by subsequent Pre-Effective Amendment.]

3

PART C. OTHER INFORMATION

Item 24.                 Financial Statements and Exhibits

(a)	Financial Statements:

Nationwide Variable Account:

Report of Independent Registered Public Accounting Firm.

Statement of Assets, Liabilities
and Contract Owners’ Equity as of
December 31, 2010.

Statement of Operations for the year ended
December 31, 2010.

Statements of Changes in Contract Owners’ Equity for the years ended December 31, 2010 and 2009.

Notes to Financial Statements.

Nationwide Life Insurance Company and subsidiaries:

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Operations for the years
ended December 31, 2010, 2009, and 2008.

Consolidated Balance Sheets as of
December 31, 2010 and 2009.

Consolidated Statements of Changes in Equity
as of December 31, 2010, 2009, and 2008.

Consolidated Statements of Cash Flows for the years
ended December 31, 2010, 2009, and 2008.

Notes to Consolidated Financial Statements.

Financial Statement Schedules.

Item 24.                 (b) Exhibits

(1)
Resolution of the Depositor’s Board of Directors authorizing the establishment of the Registrant – Filed previously with Post-Effective Amendment No. 20 on April 27, 2007, (File No. 333-80481), as document "resolution.htm" and hereby incorporated by reference.

(2)	Not Applicable

(3)
Underwriting or Distribution of contracts between the Depositor and NISC as Principal Underwriter – Filed previously with Post-Effective Amendment No. 16 on April 30, 2007, (File No. 333-103093), as document "underwriting.htm" and hereby incorporated by reference.

(4)	The form of the Variable Annuity Contract – To be filed by subsequent Pre-Effective Amendment.

(5)	Variable Annuity Application – To be filed by subsequent Pre-Effective Amendment.

(6)	Depositor’s Certificate of Incorporation and By-Laws.

(a)
Amended Articles of Incorporation for Nationwide Life Insurance Company – Filed previously with initial registration statement on January 4, 2010, (File No. 333-164125), as document "exhibit6a.htm" and hereby incorporated by reference.

(b)
Amended and Restated Code of Regulations of Nationwide Life Insurance Company – Filed previously with initial registration statement on January 4, 2010, (File No. 333-164125), as document "exhibit6b.htm" and hereby incorporated by reference.

(c)
Articles of Merger of Nationwide Life Insurance Company of America with and into Nationwide Life Insurance Company, effective December 31, 2009 – Filed previously with initial registration statement on January 4, 2010, (File No. 333-164125), as document "exhibit6c.htm" and hereby incorporated by reference.

(7)	Not Applicable

(8)
Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated May 2, 2005, as amended – Filed previously with Pre-Effective Amendment No. 1 on July 17, 2007, (File No. 333-140608), as document “nwfpa99h12a.htm” and hereby incorporated by reference.

(9)	Opinion of Counsel – Attached hereto.

(10)	Consent of Independent Registered Public Accounting Firm – To be filed by subsequent Pre-Effective Amendment.

(11)	Not Applicable

(12)	Not Applicable

(99)	Power of Attorney – Attached hereto.

Item 25.                 Directors and Officers of the Depositor

President and Chief Operating Officer and Director	Kirt A. Walker
Executive Vice President and Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President-Administration	Terri L. Hill
Executive Vice President-Chief Human Resources Officer	Gale V. King
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Marketing and Strategy Officer	Matthew Jauchius
Executive Vice President-Finance	Lawrence A. Hilsheimer
Executive Vice President	Mark A. Pizzi
Executive Vice President and Director	Mark R. Thresher
Senior Vice President	Harry H. Hallowell
Senior Vice President	Steven M. English
Senior Vice President-Associate Services	Robert J. Puccio
Senior Vice President-Business Transformation Office	Gregory S. Moran
Senior Vice President-Chief Financial Officer and Director	Timothy G. Frommeyer
Senior Vice President-Chief Risk Officer	Michael W. Mahaffey
Senior Vice President-CIO IT Infrastructure	Robert J. Dickson
Senior Vice President-Corporate Strategy	Katherine M. Liebel
Senior Vice President-Customer Insight/Analytic	Paul D. Ballew
Senior Vice President-Division General Counsel	Roger A. Craig
Senior Vice President-Deputy General Counsel	Thomas W. Dietrich
Senior Vice President-Deputy General Counsel	Sandra L. Neely
Senior Vice President-Head of Taxation	Pamela A. Biesecker
Senior Vice President-Individual Investments Business Head	Eric S. Henderson
Senior Vice President-Individual Protection Business Head and Director	Peter A. Golato
Senior Vice President-Corporate Marketing	Gordon E. Hecker
Senior Vice President-CIO ACS	Daniel G. Greteman
Senior Vice President-CIO NF Systems	Susan Gueli
Senior Vice President, Chief Financial Officer – Property and Casualty	Michael P. Leach
Senior Vice President-Distribution and Sales	John L. Carter
Senior Vice President- NW Retirement Plans	Anne L. Arvia
Senior Vice President-Investment Management Group	Michael S. Spangler
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Senior Vice President-NI Brand Marketing	Jennifer M. Hanley
Senior Vice President-President-Nationwide Bank	J. Lynn Greenstein
Senior Vice President-Internal Audit	Kai V. Monahan
Senior Vice President-CIO Enterprise Applications	Mark A. Gaetano
Senior Vice President-Enterprise Chief Technology Officer	Guruprasad C. Vasudeva
Senior Vice President-Nationwide Financial	Steven C. Power
Senior Vice President and Treasurer	David LaPaul
Senior Vice President-Controller	James D. Benson
Senior Vice President-Field Operations IC	Jeff M. Rommel
Senior Vice President-Field Operations EC	Amy T. Shore
Senior Vice President-NF Brand Marketing	William J. Burke
Senior Vice President-PCIO Sales Support	Melissa D. Gutierrez
Senior Vice President-Chief Compliance Officer	Sandra L. Rich
Vice President – Corporate Governance and Secretary	Robert W. Horner, III
Director	Stephen S. Rasmussen

The business address of the Directors and Officers of the Depositor is:
One Nationwide Plaza, Columbus, Ohio 43215

Item 26.                 Persons Controlled by or Under Common Control with the Depositor or Registrant.
*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries
COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
1492 Capital, LLC	Ohio		The company acts as an investment holding company.
AGMC Reinsurance, Ltd.	Turks & Caicos Islands		The company is in the business of reinsurance of mortgage guaranty risks.
ALLIED General Agency Company	Iowa		The company acts as a managing general agent and surplus lines broker for property and casualty insurance products.
ALLIED Group, Inc.	Iowa		The company is a property and casualty insurance holding company.
ALLIED Property and Casualty Insurance Company	Iowa		The company underwrites general property and casualty insurance.
ALLIED Texas Agency, Inc.	Texas		The company acts as a managing general agent to place personal and commercial automobile insurance with Colonial County Mutual Insurance Company for the independent agency companies.
AMCO Insurance Company	Iowa		The company underwrites general property and casualty insurance.
American Marine Underwriters, Inc.	Florida		The company is an underwriting manager for ocean cargo and hull insurance.
Atlantic Floridian Insurance Company	Ohio		The company writes personal lines residential property insurance in the State of Florida.
Freedom Specialty Insurance Company	Ohio		The company operates as a multi-line insurance company.
Audenstar Limited	England		The company is an investment holding company.
Champions of the Community, Inc.	Ohio		The company raises money to enable it to make gifts and grants to charitable organizations.
Colonial County Mutual Insurance Company*	Texas		The company underwrites non-standard automobile and motorcycle insurance and various other commercial liability coverages in Texas.
Crestbrook Insurance Company*	Ohio		The company is an Ohio-based multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Depositors Insurance Company	Iowa		The company underwrites general property and casualty insurance.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
DVM Insurance Agency, Inc.	California		The company places pet insurance business not written by Veterinary Pet Insurance Company outside of California with National Casualty Company.
Farmland Mutual Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Freedom Specialty Insurance Company	Ohio		The company operates as a multi-line insurance company.
Gates McDonald of Ohio, LLC*	Ohio		The company provides services to employers for managing workers’ and unemployment compensation matters and employee leave administration.
Gates, McDonald & Company of New York, Inc.	New York		The company provides workers’ compensation and self-insured claims administration services to employers with exposure in New York.
GatesMcDonald Health Plus LLC	Ohio		The company provides medical management and cost containment services to employers.
Insurance Intermediaries, Inc.	Ohio		The company is an insurance agency and provides commercial property and casualty brokerage services.
Life REO Holdings, LLC	Ohio		The company is an investment company.
Lone Star General Agency, Inc.	Texas		The company acts as general agent to market nonstandard automobile and motorcycle insurance for Colonial County Mutual Insurance Company.
National Casualty Company	Wisconsin		The company underwrites various property and casualty coverage, as well as some individual and group accident and health insurance.
National Casualty Company of America, Ltd.	England		This is a limited liability company organized for the purpose of carrying on the business of insurance, reinsurance, indemnity, and guarantee of various kinds. The company is currently inactive.
Nationwide Advantage Mortgage Company*	Iowa		The company makes residential mortgage loans.
Nationwide Affinity Insurance Company of America*	Ohio		The company is a property and casualty insurer that writes personal lines business.
Nationwide Agribusiness Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Arena, LLC*	Ohio		The purpose of the company is to develop Nationwide Arena and to engage in related development activity.
Nationwide Asset Management Holdings	England and Wales		The company operates as an investment holding company.
Nationwide Asset Management, LLC	Ohio		The company provides investment advisory services as a registered investment advisor to affiliated and non-affiliated clients.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Assurance Company	Wisconsin		The company underwrites non-standard automobile and motorcycle insurance.
Nationwide Bank*	United States
This is a federal savings bank chartered by the Office of Thrift Supervision in the United States Department of Treasury to exercise deposit, lending, agency, custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan Act of 1933.

Nationwide Better Health Holding Company, LLC (fka Nationwide Better Health Holding Company, Inc.)	Ohio		The company provides health management services.
Nationwide Better Health (Ohio), LLC (fka Nationwide Better Health, Inc.)	Ohio		The company provides population health management.
Nationwide Cash Management Company	Ohio		The company buys and sells investment securities of a short-term nature as the agent for other corporations, foundations and insurance company separate accounts.
Nationwide Community Development Corporation, LLC	Ohio		The company holds investments in low-income housing funds.
Nationwide Corporation	Ohio		The company acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance.
Nationwide Emerging Managers, LLC	Delaware		The company acquires and holds interests in registered investment advisors and provides investment management services.
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio		The company’s purpose is to provide a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Assignment Company	Ohio		The company is an administrator of structured settlements.
Nationwide Financial General Agency, Inc. (fka 1717 Brokerage Services, Inc.)	Pennsylvania		The company is a multi-state licensed insurance agency.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware		The company is an insurance agency.
Nationwide Financial Services Capital Trust	Delaware		The trust’s sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust.
Nationwide Financial Services, Inc.*	Delaware		The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute long-term savings and retirement products.
Nationwide Financial Structured Products, LLC	Ohio		The company captures and reports the results of the structured products business unit.
Nationwide Fund Advisors (fka Gartmore Mutual Fund Capital Trust)	Delaware		The trust acts as a registered investment advisor.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Fund Distributors LLC (successor to Gartmore Distribution Services, Inc.)	Delaware		The company is a limited purpose broker-dealer.
Nationwide Fund Management LLC (successor to Gartmore Investors Services, Inc.)	Delaware		The company provides administration, transfer and dividend disbursing agent services to various mutual fund entities.
Nationwide General Insurance Company	Ohio		The company transacts a general insurance business, except life insurance, and primarily provides automobile and fire insurance to select customers.
Nationwide Global Holdings, Inc.	Ohio		The company is a holding company for the international operations of Nationwide.
Nationwide Global Ventures, Inc.	Delaware		The company acts as a holding company.
Nationwide Indemnity Company*	Ohio		The company is involved in the reinsurance business by assuming business from Nationwide Mutual Insurance Company and other insurers within the Nationwide insurance organization.
Nationwide Insurance Company of America	Wisconsin		The company is an independent agency personal lines underwriter of property and casualty insurance.
Nationwide Insurance Company of Florida*	Ohio		The company transacts general insurance business, except life insurance.
Nationwide Insurance Foundation*	Ohio		The company contributes to non-profit activities and projects.
Nationwide Investment Advisors, LLC	Ohio		The company provides investment advisory services.
Nationwide Investment Services Corporation**	Oklahoma
This is a limited purpose broker-dealer and distributor of variable annuities and variable life products for Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. The company also provides educational services to retirement plan sponsors and its participants.

Nationwide Life and Annuity Insurance Company**	Ohio		The company engages in underwriting life insurance and granting, purchasing and disposing of annuities.
Nationwide Life Insurance Company*	Ohio		The company provides individual life insurance, group life and health insurance, fixed and variable annuity products and other life insurance products.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Lloyds	Texas		The company markets commercial and property insurance in Texas.
Nationwide Mutual Capital, LLC	Ohio		The company acts as a private equity fund investing in companies for investment purposes and to create strategic opportunities for Nationwide.
Nationwide Mutual Capital I, LLC*	Delaware		The business of the company is to achieve long term capital appreciation through a portfolio of primarily domestic equity investments in financial service and related companies.
Nationwide Mutual Fire Insurance Company	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Mutual Insurance Company*	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund, LLC	Ohio		The company invests in private equity funds.
Nationwide Property and Casualty Insurance Company	Ohio		The company engages in a general insurance business, except life insurance.
Nationwide Property Protection Services, LLC	Ohio		The company provides alarm systems and security guard services.
Nationwide Realty Services, Ltd.	Ohio		The company provides relocation services for associates.
Nationwide Realty Investors, Ltd.*	Ohio		The company is engaged in the business of developing, owning and operating real estate and real estate investment.
Nationwide Retirement Solutions, Inc.*	Delaware		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Arizona	Arizona		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Ohio	Ohio		The company provides retirement products, marketing, education and administration to public employees.
Nationwide Retirement Solutions, Inc. of Texas	Texas		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Insurance Agency, Inc.	Massachusetts		The company markets and administers deferred compensation plans for public employees.
Nationwide SA Capital Trust	Delaware		The trust acts as a holding company.
Nationwide Sales Solutions, Inc.	Iowa		The company engages in the direct marketing of property and casualty insurance products.
Nationwide Securities, LLC	Delaware		The company is a registered broker-dealer and provides investment management and administrative services.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Services Company, LLC	Ohio		The company performs shared services functions for the Nationwide organization.
Newhouse Capital Partners, LLC	Delaware		The company is an investment holding company.
Newhouse Capital Partners II, LLC	Delaware		The company is an investment holding company.
NF Reinsurance Ltd.*	Bermuda		The company serves as a captive reinsurer for Nationwide Life Insurance Company’s universal life, term life and annuity business.
NFS Distributors, Inc.	Delaware		The company acts primarily as a holding company for Nationwide Financial Services, Inc.’s distribution companies.
NMC CPC WT Investment, LLC	Delaware		The business of the company is to hold and exercise rights in a specific private equity investment.
NWD Asset Management Holdings, Inc.	Delaware		The company is an investment holding company.
NWD Investment Management, Inc.	Delaware		The company acts as a holding company and provides other business services for the NWD Investments group of companies.
NWD Management & Research Trust	Delaware		The company acts as a holding company for the NWD Investments group of companies and as a registered investment advisor.
Pension Associates, Inc.	Wisconsin		The company provides pension plan administration and record keeping services, and pension plan and compensation consulting.
Premier Agency, Inc.	Iowa		The company is an insurance agency.
Privilege Underwriters, Inc.	Florida		The company acts as a holding company for the PURE Group of insurance companies.
Privilege Underwriters, Reciprocal Exchange	Florida		The company acts as a reciprocal insurance company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Pure Insurance Company	Florida		The company acts as a captive reinsurance company.
Pure Risk Management, LLC	Florida		The company acts as an attorney-in-fact for Privilege Underwriters Reciprocal Exchange.
Registered Investment Advisors Services, Inc.	Texas		The company is a technology company that facilitates third-party money management services for registered investment advisors.
Retention Alternatives, Ltd.*	Bermuda		The company is a captive insurer and writes first dollar insurance policies in workers’ compensation, general liability and automobile liability for its affiliates in the United States.
Riverview International Group, Inc.	Delaware		The company is an insurance company.
RP&C International, Inc.	Ohio		The company is an investment-banking firm that provides specialist advisory services and innovative financial solutions to public and private companies internationally.
Scottsdale Indemnity Company	Ohio		The company is engaged in a general insurance business, except life insurance.
Scottsdale Insurance Company	Ohio		The company primarily provides excess and surplus lines of property and casualty insurance.
Scottsdale Surplus Lines Insurance Company	Arizona		The company provides excess and surplus lines coverage on a non-admitted basis.
THI Holdings (Delaware), Inc.*	Delaware		The company acts as a holding company for subsidiaries of the Nationwide group of companies.
Titan Auto Insurance of New Mexico, Inc.	New Mexico		The company is an insurance agency that operates employee agent storefronts.
Titan Indemnity Company	Texas		The company is a multi-line insurance company and is operating primarily as a property and casualty insurance company.
Titan Insurance Company	Michigan		The company is a property and casualty insurance company.
Titan Insurance Services, Inc.	Texas		The company is a Texas grandfathered managing general agency.
Veterinary Pet Insurance Company*	California		The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana		The company is a property and casualty insurance company.
Victoria Fire & Casualty Company	Ohio		The company is a property and casualty insurance company.
Victoria National Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Select Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Specialty Insurance Company	Ohio		The company is a property and casualty insurance company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
VPI Services, Inc.	California		The company operates as a nationwide pet registry service for holders of Veterinary Pet Insurance Company policies, including pet indemnification and a lost pet recovery program.
Western Heritage Insurance Company	Arizona		The company underwrites excess and surplus lines of property and casualty insurance.
Whitehall Holdings, Inc.	Texas		The company acts as a holding company for the Titan group of agencies.
W.I. of Florida (d.b.a. Titan Auto Insurance)	Florida		The company is an insurance agency and operates as an employee agent storefront for Titan Indemnity Company in Florida.

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
*	MFS Variable Account	Ohio		Issuer of Annuity Contracts
*	Multi-Flex Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-A	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-B	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-C	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-D	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-II	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-3	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-4	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-5	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-6	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-7	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-8	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-9	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-10	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-11	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-12	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-13	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-14	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-15	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-16	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-17	Ohio		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account 1	Pennsylvania		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account A	Delaware		Issuer of Annuity Contracts
	Nationwide VL Separate Account-A	Ohio		Issuer of Life Insurance Policies
	Nationwide VL Separate Account-B	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-C	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-D	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-G	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-2	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-3	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-4	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-5	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-6	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-7	Ohio		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account 1	Pennsylvania		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account A	Delaware		Issuer of Life Insurance Policies

NATIONWIDE®
FARMLAND MUTUAL INSURANCE COMPANY Guaranty Fund Certificate Casualty IA
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY) OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE) OH
NATIONWIDE INSURANCE FOUNDATION MEMBERSHIP NONPROFIT CORPORATION OH
CHAMPIONS OF THE COMMUNITY, INC. NONPROFIT CORPORATION OH
NATIONWIDE CORPORATION Common Stock: 13,642,432 Shares Casualty-95.2% Fire-4.8% (See Page 2) OH
RETENTION ALTERNATIVES, LTD. Common Stock:120,000 Shares Fire-100% BER
ALLIED GROUP, INC. (AGI) Common Stock 850 Shares Casualty-100% IA
SCOTTSDALE INSURANCE COMPANY (SIC) Common Stock:30,136 Shares Casualty-100% OH
THI HOLDINGS DELAWARE, INC. (THI) Common Stock:100 Shares Casualty-100% DE
ATLANTIC FLORIDIAN INSURANCE COMPANY Common Stock:5,000 Shares Casualty-100% OH
CRESTBROOK INSURANCE COMPANY Common Stock:52,000 Shares Casualty-100% OH
NATIONAL CASUALTY COMPANY (NC) Common Stock: 100 Shares Casualty-100% WI
NCC OF AMERICA, LTD. (INACTIVE) Common Stock:300,000 Shares NC-100% G.B.
NATIONWIDE AFFINITY INSURANCE COMPANY OF AMERICA Common Stock:500,000 Shares Casualty-100% OH
NATIONWIDE AGRIBUSINESS INSURANCE COMPANY Common Stock:949,992 Shares Casualty-100% Other Capital: Casualty-Pfd. IA
NATIONWIDE ASSURANCE COMPANY (ASSURANCE) Common Stock:1,750 Shares Casualty-100% WI
NATIONWIDE GENERAL INSURANCE COMPANY Common Stock:20,000 Shares Casualty-100% OH
NATIONWIDE INDEMNITY COMPANY (NW INDEMNITY) Common Stock:28,000 Shares Casualty-100% OH
NATIONWIDE INSURANCE COMPANY OF FLORIDA Common Stock:10,000 Shares Casualty-100% OH
NATIONWIDE LLOYDS A TEXAS LLOYDS TX
NATIONWIDE PROPERTY AND CASUALTY INSURANCE COMPANY Common Stock:60,000 Shares Casualty-100% OH
SCOTTSDALE INDEMNITY COMPANY Common Stock:50,000 Shares Casualty-100% OH
AMERICAN MARINE UNDERWRITERS, INC. Common Stock: 20 Shares Casualty-100% FL
INSURANCE INTERMEDIARIES, INC. (III) Common Stock:1,615 Shares Casualty-100% OH
NATIONWIDE EXCLUSIVE AGENT RISK PURCHASING GROUP, LLC III-100% OH
LONE STAR GENERAL AGENCY, INC. Common Stock:1,000 Shares Casualty-100% TX
COLONIAL COUNTY MUTUAL INSURANCE COMPANY Surplus Debentures: Assurance Lone Star TX
NATIONWIDE REALTY SERVICES, LTD. Single Member Limited Liability Company Casualty-100% OH
NATIONWIDE ARENA LLC Casualty-90% OH
NATIONWIDE PRIVATE EQUITY FUND, LLC Casualty-100% OH
NATIONWIDE SERVICES COMPANY, LLC (NSC) Single Member Limited Liability Company Casualty-100% OH
NATIONWIDE PROPERTY PROTECTION SERVICES, LLC. NSC-100% OH
NATIONWIDE REALTY INVESTORS, LTD Casualty-95% NW Indemnity-5% OH
NATIONWIDE ASSET MANAGEMENT, LLC Casualty-100% OH
NATIONWIDE CASH MANAGEMENT COMPANY Common Stock: 100 Shares Casualty-100% OH
1492 CAPITAL, LLC (1492) Casualty-100% OH
PRIVILEGE UNDERWRITERS, INC. (PUI) 1492-22.7% FL
PURE RISK MANAGEMENT, LLC (PRM) PUI-100% FL
PURE INSURANCE COMPANY PUI-100% FL
PRIVILEGE UNDERWRITERS RECIPROCAL EXCHANGE FL
ALLIED PROPERTY AND CASUALTY INSURANCE COMPANY (ALLIED P & C) Common Stock:300,000 Shares AGI-100% IA
AMCO INSURANCE COMPANY (AMCO) Common Stock:300,000 Shares AGI-100% IA
ALLIED GENERAL AGENCY COMPANY Common Stock:5,000 Shares AMCO-100% IA
ALLIED TEXAS AGENCY, INC. Common Stock:1,000 Shares AMCO-100% TX
DEPOSITORS INSURANCE COMPANY (DEPOSITORS) Common Stock:300,000 Shares AGI-100% IA
NATIONWIDE INSURANCE COMPANY OF AMERICA Common Stock:12,500 Shares AGI-100% WI
PREMIER AGENCY, INC. Common Stock:100,000 Shares AGI-100% IA
NATIONWIDE SALES SOLUTIONS, INC. Common Stock:20,000 Shares AGI-100% IA
NATIONWIDE ADVANTAGE MORTGAGE COMPANY (NAMC) Common Stock:333,837 Shares AMCO-87.3% Allied P&C-8.47% Depositors-4.23% IA
AGMC REINSURANCE, LTD. Common Stock:11,000 Shares NAMC-100% T & C
SCOTTSDALE SURPLUS LINES INSURANCE COMPANY Common Stock:10,000 Shares SIC-100% AZ
WESTERN HERITAGE INSURANCE COMPANY Common Stock:4,776,076 Shares SIC-100% AZ
FREEDOM SPECIALTY INSURANCE COMPANY Common Stock: 292,000 Shares SIC-100% OH
VETERINARY PET INSURANCE CO. (VPI) Common Stock:6,985,387 Shares SIC-100% CA
DVM INSURANCE AGENCY, INC. VPI-100% CA
V.P.I. SERVICES INC. VPI-100% CA
TITAN INDEMNITY COMPANY (TITAN) Common Stock:4,319,951 Shares THI-100% TX
TITAN INSURANCE COMPANY (TITAN INSURANCE) Common Stock:1,000,000 Shares Titan-100% MI
WHITEHALL HOLDINGS, INC. (WHITEHALL) Common Stock:1,000 Shares THI-100% TX
TITAN AUTO INSURANCE OF NEW MEXICO, INC. Common Stock: 1,000 Shares Whitehall-100% NM
WI OF FLORIDA, INC. Common Stock: 100 Shares Whitehall-100% FL
TITAN INSURANCE SERVICES, INC. (TITAN SERVICES) Common Stock: 1 Share Whitehall-100% TX
VICTORIA FIRE & CASUALTY COMPANY (VICTORIA FIRE) Common Stock: 1,500 Shares THI-100% OH
VICTORIA AUTOMOBILE INSURANCE COMPANY Common Stock: 1,500 Shares Victoria Fire-100% IN
VICTORIA NATIONAL INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
VICTORIA SELECT INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
VICTORIA SPECIALTY INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company -- Dotted Line
June 30, 2011
Page 1

(Casualty, Fire and insurance related subsidiaries)

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty IA
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY) (See Page 1) OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE) (See Page 1) OH
NATIONWIDE CORPORATION (NW CORP) Common Stock: 13,642,432 Shares Casualty–95.2% Fire–4.8% OH
NATIONWIDE GLOBAL HOLDINGS, INC. (NGH) Common Stock: 1 Share NW Corp.–100% OH
NWD MANAGEMENT & RESEARCH TRUST (NWD Manage) NW Corp.–100% DE
RIVERVIEW INTERNATIONAL GROUP, INC. NWD Manage – 100% DE
NATIONWIDE SA CAPITAL TRUST (NSA) DELAWARE BUSINESS TRUST DE
NWD INVESTMENT MANAGEMENT, INC. (NWD Invest) Common Stock: 958,750 Shares NWD Manage–100% Preferred Stock: 500,000 Shares NWD Manage–100% DE
NATIONWIDE EMERGING MANAGERS, LLC (NEM) NSA–100% DE
NEWHOUSE CAPITAL PARTNERS, LLC NWD Invest–1% Casualty–70% Fire–10% DE
NWD ASSET MANAGEMENT HOLDINGS, INC. (NAMHI) NSA–100% DE
NATIONWIDE GLOBAL VENTURES, INC. (NGV) NAMHI–100% DE
NEWHOUSE CAPITAL PARTNERS II, LLC NGV–99% DE
NATIONWIDE BETTER HEALTH HOLDING COMPANY, LLC (NBHH) NW Corp–75% NMFIC–25% OH
NATIONWIDE BETTER HEALTH (OHIO), LLC. NBHH–100% OH
GATES, MCDONALD OF OHIO, LLC (GATES) NBHH–100% OH
GATESMCDONALD & COMPANY OF NEW YORK, INC. Common Stock: 3 Shares Gates–100% NY
GATESMCDONALD HEALTH PLUS, LLC. Gates–100% OH
NATIONWIDE FINANCIAL SERVICES, INC. (NFS) Common Stock: 100 Shares NW Corp.–100% DE
NATIONWIDE LIFE INSURANCE COMPANY (NW LIFE) Common Stock: 3,814,779 Shares NFS-100% OH
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY (NLAIC) Common Stock: 66,000 Shares NW Life-100% OH
OLENTANGY REINSURANCE, LLC NLAIC - 100% VT
NATIONWIDE INVESTMENT SERVICES CORPORATION Common Stock: 5,000 Shares NW Life-100% OK
NATIONWIDE FINANCIAL ASSIGNMENT COMPANY Common Stock: 100 Shares NW Life-100% OH
NATIONWIDE COMMUNITY DEVELOPMENT CORP., LLC Units: NW Life-67% NW Indemnity-33% OH
NATIONWIDE INVESTMENT ADVISORS, LLC NW Life-100% OH
LIFE REO HOLDINGS, LLC NW Life-100% OH
NATIONWIDE FINANCIAL SERVICES CAPITAL TRUST Preferred Stock: NFS-100% DE
NF REINSURANCE, LTD Common Stock: 250,000 Shares NFS–100% BER
NATIONWIDE FUND ADVISORS Common Stock: 250,000 Shares DELAWARE BUSINESS TRUST DE
REGISTERED INVESTMENT ADVISORS SERVICES, INC. NFS-100% TX
NATIONWIDE BANK Common Stock: 2,800,000 Shares NFS-100% FED
NATIONWIDE FINANCIAL STRUCTURED PRODUCTS, LLC NFS-100% OH
PENSION ASSOCIATES, INC. Common Stock: 1,000 Shares NFS-100% WI
NATIONWIDE RETIREMENT SOLUTIONS, INC. (NRS) Common Stock: 236,494 Shares NFSDI-100% DE
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF ARIZONA Common Stock: 1,000 Shares NRS-100% AZ
NATIONWIDE RETIREMENT SOLUTIONS, INS. AGENCY, INC. Common Stock: 1,000 Shares NRS-100% MA
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF OHIO Common Stock: 100 Shares OH
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF TEXAS Common Stock: 1,000 Shares TX
NFS DISTRIBUTORS, INC. (NFSDI) Common Stock: 100 Shares NFS-100% DE
NATIONWIDE FUND MANAGEMENT LLC Common Stock: 5 Shares NFSDI–100% DE
NATIONWIDE FUND DISTRIBUTORS LLC Common Stock: 10,000 Shares NFSDI–100% DE
NATIONWIDE FINANCIAL INSTITUTION DISTRIBUTORS AGENCY, INC. (NFIDAI) Common Stock: 1,000 Shares NFSDI-100% DE
NATIONWIDE SECURITIES, LLC NFSDI - 100% DE
NATIONWIDE FINANCIAL GENERAL AGENCY, INC Common Stock: 1,000 Shares NFSDI - 100% PA

Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company -- Dotted Line

June 30, 2011

Page 2

(Nationwide Corp. subsidiaries)

Item 27.                 Number of Contract Owners

N/A

Item 28.                 Indemnification

Provision is made in Nationwide’s Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by Nationwide of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of Nationwide, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling Nationwide pursuant to the foregoing provisions, Nationwide has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.                 Principal Underwriter

(a) (1)	Nationwide Investment Services Corporation ("NISC") serves as principal underwriter and general distributor for the following separate investment accounts of Nationwide or its affiliates:

MFS Variable Account	Nationwide VLI Separate Account
Multi-Flex Variable Account	Nationwide VLI Separate Account-2
Nationwide Variable Account	Nationwide VLI Separate Account-3
Nationwide Variable Account-II	Nationwide VLI Separate Account-4
Nationwide Variable Account-3	Nationwide VLI Separate Account-5
Nationwide Variable Account-4	Nationwide VLI Separate Account-6
Nationwide Variable Account-5	Nationwide VLI Separate Account-7
Nationwide Variable Account-6	Nationwide VL Separate Account-C
Nationwide Variable Account-7	Nationwide VL Separate Account-D
Nationwide Variable Account-8	Nationwide VL Separate Account-G
Nationwide Variable Account-9	Nationwide Provident VA Separate Account 1
Nationwide Variable Account-10	Nationwide Provident VA Separate Account A
Nationwide Variable Account-11	Nationwide Provident VLI Separate Account 1
Nationwide Variable Account-12	Nationwide Provident VLI Separate Account A
Nationwide Variable Account-13
Nationwide Variable Account-14
Nationwide VA Separate Account-A
Nationwide VA Separate Account-B
Nationwide VA Separate Account-C
Nationwide VA Separate Account-D

(b)	Directors and Officers of NISC:

President	Robert O. Cline
Vice President, Treasurer and Director	Keith Sheridan
Vice President-Chief Compliance Officer	James J. Rabenstine
Associate Vice President and Secretary	Kathy R. Richards
Associate Vice President-Finance Operations and Assistant Treasurer	Terry C. Smetzer
Associate Vice President	John J. Humphries, Jr.
Assistant Secretary	Mark E. Hartman
Assistant Treasurer	Morgan J. Elliott
Assistant Treasurer	Jerry L. Greene
Director	John L. Carter
Director	Eric S. Henderson

The business address of the Directors and Officers of Nationwide Investment Services Corporation is:
One Nationwide Plaza, Columbus, Ohio 43215
 (c)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A

Item 30.                 Location of Accounts and Records

Timothy G. Frommeyer
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH  43215

Item 31.                 Management Services

Not Applicable

Item 32.                 Undertakings

The Registrant hereby undertakes to:

(a)
file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;

(b)
include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)	deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

Nationwide Life Insurance Company represents that the fees and charges deducted under the Contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VARIABLE ACCOUNT, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 19th day of September, 2011.

NATIONWIDE VARIABLE ACCOUNT
(Registrant)
NATIONWIDE LIFE INSURANCE COMPANY
(Depositor)

By /s/ JAMIE RUFF CASTO
Jamie Ruff Casto

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 19th day of September, 2011.

KIRT A. WALKER
Kirt A. Walker, President, Chief Operating Officer and Director
MARK R. THRESHER
Mark R. Thresher, Executive Vice President and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
PETER GOLATO
Peter Golato, Senior Vice President-Individual Protection Business Head and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director
By /s/ JAMIE RUFF CASTO
Jamie Ruff Casto Attorney-in-Fact